Baldwin Technology Company, Inc.

Fiscal 2005 Report to Shareholders and Form 10-K

Arls
P.E. 6/30/05






05068945





In thousands except per share data	**2005**	2004	2003
Net Sales	**$173,185**	$158,110	$134,208
Operating Income (Loss)	**$ 9,366**	$ 6,259	$ (7,491)
Net Income (Loss)	**$ 5,035**	$ 6,986*	$ (11,126)
Net Debt	**$ 518**	$ 13,066	$ 13,119
Common Shareholders' Equity	**$ 39,231**	$ 34,467	$ 26,281
Shareholders' Equity Per Common Share	**$ 2.63**	$ 2.32	$ 1.75
Operating Cash Flow	**$ 14,099**	$ 4,376	$ 2,728
Debt to Equity Ratio	**41%**	73%	76%
Net Debt to Equity Ratio	**1%**	38%	50%

**includes reversal of valuation allowance.*

About Baldwin

Baldwin has been a leading international manufacturer of printing press accessories and controls for many years. Our strengths in this marketplace directly result from our steadfast presence and our ability to listen to and respond to the critical needs of commercial printers, newspaper publishers, packaging companies and press manufacturers, all of whom use our equipment to add value to their businesses. Baldwin offers a broad range of products focused on improving the quality, safety, environmental compliance and productivity of the printing process. Our products make it easier to clean key areas of the press; optimize temperature, chemistry, and ink and water balances; protect against web paper breaks; and speed the drying and curing of printed materials. Because of our continuing ability to help our customers, they depend on us, which is why...where there's printing, there's Baldwin.

Net Sales
(In Millions of Dollars)


200
150
100
50
0
'03
'04
'05

Operating Income (Loss)
(In Millions of Dollars)


10
8
6
4
2
0
'03
'04
'05
(7.5)

Operating Cash Flow
(In Millions of Dollars)


15
12
9
6
3
0
'03
'04
'05

Dear Shareholder,

Fiscal year 2005 was a good year for Baldwin Technology Company, Inc. We continued to build on the momentum generated in 2004, reporting further gains in sales, operating income and net income before taxes.

Improved gross margin due to increased labor productivity, material price reductions and better management of the supply chain was a significant contributor to the improvement on the income statement. With respect to the balance sheet, we recorded higher inventory turns and achieved a reduction in days sales outstanding compared to the prior year. The end result was operating cash flow in excess of $14 million and a substantially strengthened balance sheet with virtually no net debt, which we define as total debt less cash on hand. On June 30, 2005, the company's order backlog was $48.1 million, up from $44.9 million a year earlier. Subsequent to the fiscal year end as this letter is being written, the order backlog has further increased to more than $54 million.

With offices and manufacturing facilities in 11 countries in North and South America, Europe, Asia and Australia, we are competing with increasing effectiveness in the accessories and control market. Demand for our patented cleaning systems, fluid management products, ink controls, dryers and press protection systems is strong from both end-users and printing press manufacturers (OEMs). The fundamental health of our business is a reflection of this demand.

We are the overall market leader with strong positions in various product lines and as such, we vigorously defend our intellectual property (IP) whenever and wherever it is challenged. With numerous patents, industry certifications and awards, we believe a strong IP position is a competitive advantage. Following favorable court rulings on patent validity and patent infringement, our German subsidiary has filed suit against a competitor for damages arising from a patent infringement. After careful consideration, Baldwin decided to pursue this next phase of litigation even though the competitor has appealed the rulings of both the patent validity and the infringement of that patent. This phase may take several years before reaching a resolution.

Innovation has long been a focus of Baldwin Technology, and we continue to make investments in markets, processes and

"We are optimistic about our future prospects."

Industry forecasts called for growth in worldwide advertising expenditures, in local currencies, of 5.8% in 2005.*



*Universal McCann's Insider's Report by Robert J. Coen, Senior Vice President.

"...we continue to make investments in markets, processes and product development that will lead to additional revenue and improved margins."

product development that will lead to additional revenue and improved margins. We place special emphasis on remaining close to our customers and listening carefully to them so we can better address the needs associated with productivity, quality, safety and environmental compliance. Because Baldwin's circulators, dampeners and cleaning products are essential to good press performance in the critical part of the printing process where "the ink hits the paper," we believe we are well-positioned to address printing issues such as manpower and paper savings, faster startups and turnarounds, and improved print quality.

Baldwin possesses a global organization, widespread brand recognition and a technology leadership position in our core strength of accessories and controls. These strengths, when combined with our solid customer relationships, provide an excellent platform to execute a strategy of assembling and integrating products, systems and consumables that can provide customers with printing process automation and control. We are actively seeking to locate, develop and combine products and systems that can help us achieve this objective.

As an example, earlier this year we signed an agreement with Hildebrand Systeme GmbH, a German-based company that manufactures high-performance web cleaning products. The agreement gives Baldwin Technology exclusive global distribution rights for the worldwide offset market for the Jetstream and Jetvac web cleaning systems made by Hildebrand. These are valuable extensions to our existing automatic cleaning systems product range and enable us to offer new value-added solutions to our OEM and end-user customers.

We are optimistic about our future prospects. With the changing dynamics of the marketplace, and the opportunities we see for Baldwin in that marketplace, we have made adjustments to the organizational structure and responsibilities within Baldwin to take advantage of those possibilities. One important change was the July 1, 2005 appointment of Karl S. Puehringer as president and chief operating officer to lead the company's global operations. Karl had been serving as vice president in charge of our European operations, which accounted for nearly half of our sales in FY '05. He has played a major role in our growth and success in Germany and other European

Net Sales by Region



14%
Americas
47%
Europe
39%
Asia

"We place special emphasis on remaining close to our customers and listening carefully to them..."



Common Shareholders' Equity
($ in millions)


$40
30
20
10
0
'03
'04
'05

markets. By expanding Karl's responsibilities to our full worldwide operations, Baldwin will benefit globally from his proven managerial skills and experience, and allow your chairman to focus more attention on Baldwin's strategic opportunities.

We are achieving good results. The adversities that challenged us in the earlier part of this decade have been overcome thanks to the dedication, determination and skills of our employees around the world.

We also wish to thank our customers for their loyal support. Our pledge to them is that we will work daily to earn their continuing loyalty. Finally, we wish to thank our shareholders who have provided us their support. They should remain assured that we are committed to continuing the process of building shareholder value.

Gerald A. Nathe
Chairman of the Board and Chief Executive Officer

Karl S. Puehringer
President and Chief Operating Officer

"We are the overall market leader with strong positions in various product lines..."



Improved gross margin due to increased labor productivity, material price reductions and better management of the supply chain was a significant contributor to the improvement on the income statement.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


OCT 18 2005

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended June 30, 2005 Commission file number 1-9334

Baldwin Technology Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-3258160**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2 Trap Falls Road, Suite 402 **Shelton, Connecticut**	**06484**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 203-402-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock Par Value $.01	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on December 31, 2004 as reported by the American Stock Exchange on that date was $40,652,586.

Number of shares of Common Stock outstanding at June 30, 2005:

Class A Common Stock	12,945,147
Class B Common Stock	1,965,419
Total	14,910,566

Documents Incorporated by Reference

Items 10, 11, 12, 13 and 14 are incorporated by reference into Part III of this Form 10-K from the Baldwin Technology Company, Inc. Proxy Statement for the 2005 Annual Meeting of Stockholders. (A definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this Form 10-K.)

TABLE OF CONTENTS

CAUTIONARY STATEMENT — This Annual Report on Form 10-K may contain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission ("SEC") in its rules, regulations and releases. Baldwin Technology Company, Inc. (the "Company") cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Some of the factors that could cause actual results to differ materially from estimates contained in the Company's forward-looking statements are set forth in Exhibit 99 to this Annual Report on Form 10-K for the year ended June 30, 2005.

PART I

Item 1. Business

Baldwin Technology Company, Inc. ("Baldwin" or the "Company") is a leading global manufacturer of accessories and controls for the printing and publishing industry. The Company offers its customers a broad range of products designed to enhance the quality, productivity and cost-efficiency of the print manufacturing process while addressing environmental concerns and safety issues. Baldwin's products include cleaning systems, fluid management and ink control systems, web press protection systems and drying systems.

The Company sells its products both to printing press manufacturers who incorporate the Company's products into their own printing press systems for sale to printers and publishers, as well as to printers and publishers to upgrade the quality and capability of their existing and new printing presses. The Company has product development and manufacturing facilities, and sales and service operations, in strategic markets worldwide.

Industry Overview

The Company defines its business as that of providing accessories and controls for the printing and publishing industry. The Company believes that as an independent company it produces one of the most complete lines of accessories and controls products for this diverse industry.

The Company's products are used by printers engaged in all commercial printing processes including lithography, flexography and digital printing. The largest share of its business is in offset (lithographic) printing. Offset printing is the largest segment of the domestic and international printing market and is used primarily for general commercial printing as well as printing books, magazines, business forms, catalogs, greeting cards, packaging and newspapers. The Company's products are designed to improve the printing process in terms of quality, the environment, safety, productivity and reduction of waste.

While offset printing represents a significant segment of the U.S. printing industry, it is also the dominant technology in the international printing market. The Company believes that the future growth of its international markets will be attributable in part to the increased use of offset printing. The Company has established operations in strategic geographic locations to take advantage of growth opportunities in these markets. Baldwin's worldwide operations enable it to closely monitor market and new product developments in different printing markets and to introduce new products, or adapt existing ones, to meet the printing equipment requirements of specific local markets throughout the world.

Principal Products

The Company manufactures and sells many different products to printers and printing press manufacturers. Thus its product development efforts are focused on the needs of those printers and the printing press manufacturers. Typically, it takes a new product several years after its introduction to make a significant contribution to the Company's net sales. As a product progresses through its life cycle, the percentage of sales to printing press manufacturers generally increases as the product's acceptance by the printing industry increases and printers begin to specify certain of the Company's products as part of their accessory and controls equipment package selected when ordering new printing presses. Historically, the Company's products have had a long life cycle as the Company continually upgrades and refines its product lines to meet customer needs and changes in printing press technology. The Company's principal products generally range in unit price from under $100 to approximately $50,000. Baldwin's principal products are described below:

Cleaning Systems. The Company's Cleaning Systems products clean the cylinders of an offset press and include the Press Washer, Automatic Blanket Cleaner, Newspaper Blanket Cleaner, Chill Roll Cleaner, Digital Plate Cleaner and Guide Roll Cleaner, all of which reduce paper waste, volatile organic compound ("VOC") emissions and press downtime, as well as improve productivity, print quality and safety of operation for the press operator. In the fiscal years ended June 30, 2005, 2004 and 2003, net sales of Cleaning Systems represented approximately 55.0%, 52.6% and 54.9% of the Company's net sales, respectively.

Fluid Management Systems. The Company's Fluid Management Systems control the supply, temperature, cleanliness, chemical composition and certain other characteristics of the fluids used in the lithographic printing process. Among the most important of these products are the Company's Refrigerated Circulators and Spray Dampening Systems. In the fiscal years ended June 30, 2005, 2004 and 2003, net sales of Fluid Management Systems represented approximately 23.2%, 23.2% and 21.0% of the Company's net sales, respectively.

Other Accessory and Control Products. The Company's Web Press Protection Systems (web severers and web catchers), designed in response to the increasing number of web leads used in printing today's colorful newspapers as well as to the growing demand for high speed commercial web presses, provide an auto-arming electronic package offering high quality press protection in the event of a web break. The Company's Ink Control Systems regulate many aspects of the ink feed system on a printing press. These products include Ink Agitators, Ink Mixers and Ink Level Systems which reduce ink and paper waste. Other products include Ultraviolet and Infrared Dryers and Gluing Systems. In the fiscal years ended June 30, 2005, 2004 and 2003, net sales of Other Accessory and Control Products represented approximately 21.8%, 24.2% and 24.1% of the Company's net sales, respectively.

Worldwide Operations

The Company believes that it is one of the few manufacturers of accessories and controls for the printing and publishing industry which has complete product development, manufacturing and marketing capabilities in the Americas, Europe and Asia. The Company, as an international business, is subject to various changing competitive economic, political, legal and social conditions. The Company currently has subsidiaries in 11 countries, and its results of operations may be adversely or positively affected by currency fluctuations. The results of the operations and financial position of the Company's subsidiaries outside of the United States are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in the Company's consolidated financial statements. The exchange rates between the currencies and the U.S. dollar may fluctuate substantially. Because the Company generates a significant percentage of its revenues and operating expenses in currencies other than the U.S. dollar, fluctuations in the value of the U.S. dollar against other currencies may have a material effect on the Company's operating income. The Company's results and financial condition are particularly affected by changes in the value of the U.S. dollar in relation to the euro, Japanese yen and Swedish krona. Since the Company's foreign subsidiaries primarily manufacture, incur expenses and earn revenue in the local countries in which they reside, the impact from cross currency fluctuations is somewhat mitigated.

The following table sets forth the percentages of the Company's net sales attributable to its geographic regions for the fiscal years ended June 30, 2005, 2004 and 2003:

	Years Ended June 30,		
	2005	2004	2003
Americas	14.0%	16.0%	20.3%
Europe	47.0%	45.5%	41.8%
Asia	39.0%	38.5%	37.9%
Total	100.0%	100.0%	100.0%

In the Americas, the Company operates in North, Central and South America through its U.S. subsidiaries and a sales office in Brazil. In Europe, the Company operates through its subsidiaries in Germany, Sweden, France, England and the Netherlands. In Asia, the Company operates through its subsidiaries in India, Japan, China and Australia. All of the Company's subsidiaries are wholly owned except for two subsidiaries, one in which the Company holds a 90% interest, and another in which the Company holds an 80% interest.

Acquisition Strategy

An element of the Company's growth strategy is an intention to make strategic acquisitions of companies and product lines in related business areas. In such case, the Company's acquisition strategy would involve: (i) acquiring entities that will strengthen the Company's position in the field of accessories and controls and related consumables for the printing and publishing industry and whose products can be sold through the Company's existing distribution network; (ii) entering new end-user market segments and extending existing markets; and (iii) acquiring companies which contribute new products to the Company and which can benefit from the Company's manufacturing and marketing expertise and financial support. Subsequent to an acquisition, the Company's strategy would be to integrate the processes and controls of the acquired companies with those currently existing in the Company's structure with a view towards enhancing sales, productivity and operating results.

Marketing, Sales and Support

Marketing and Sales. While the Company markets its products in most countries throughout the world, the product mix and distribution channels vary from country to country. The Company has approximately 73 employees devoted to marketing and sales activities in its three principal worldwide markets and more than 150 dealers, distributors and representatives worldwide. The Company markets its products throughout the world through these direct sales representatives, distributors and dealer networks to printing press manufacturers ("OEMs"), newspaper publishers, and commercial printers. For the fiscal year ended June 30, 2005, approximately 54% of the Company's net sales were to OEMs and approximately 46% were directly to printers.

Support. The Company is committed to after-sales service and support of its products throughout the world. Baldwin employs approximately 77 service technicians, who are complemented by product engineers, to provide field service for the Company's products on a global basis.

Backlog. Backlog represents unfilled product orders which Baldwin has received from its customers under valid contracts or purchase orders. The Company's backlog was $48,114,000 as of June 30, 2005, $44,923,000 as of June 30, 2004 and $49,709,000 as of June 30, 2003.

Customers. For the fiscal year ended June 30, 2005, one customer accounted for more than 10% of the Company's net sales. Koenig and Bauer Aktiengesellschaft ("KBA") accounted for approximately 17% of the Company's net sales. The ten largest customers of Baldwin (including KBA) accounted for approximately 53%, 52% and 46%, respectively, of the Company's net sales for the fiscal years ended June 30, 2005, 2004 and 2003. Sales of Baldwin's products are not considered seasonal.

Research, Development and Engineering

The Company believes its research, development and engineering efforts have been an important factor in establishing and maintaining its leadership position in the field of accessories and controls for the printing and publishing industry. The Company has won six Intertech Awards from the Graphic Arts Technical Foundation. The Intertech Award was established in 1978 to recognize technologies that are predicted to have a major impact on the graphic communications industry, but are not yet in widespread use in the marketplace. Baldwin has devoted substantial efforts to adapt its products to almost all models and sizes of printing presses in use worldwide.

The Company has product development functions at several of its locations. While the Company believes that this approach to research and development has helped the Company to react quickly to meet the needs of its customers, coordination of the Company's product development activities required more centralization, which was accomplished with the Company's restructuring efforts. The restructured organization focuses attention on opportunities within the respective markets, while avoiding duplicative efforts within the Company.

Baldwin employs approximately 104 persons whose primary function is new product development, application engineering or modification of existing products. The Company's total expenditures for research, development and engineering for the fiscal years ended June 30, 2005, 2004 and 2003 were $15,920,000, $13,618,000 and $16,148,000, respectively, representing approximately 9.0%, 9.0% and 12.0% of the Company's net sales in each fiscal year, respectively.

Patents

The Company owns a number of patents and patent applications relating to a substantial number of Baldwin's products, and patented products represent a significant portion of the Company's net sales for all periods presented. The Company's patents expire at different times during the next twenty years; however, one significant group of patents, which provided the Company's royalty income, expired in February 2005. The expiration of patents in the near future is not expected to have a material adverse effect on the Company's net sales; however, royalty income and cash flows are expected to be negatively impacted by the expiration of the afore-mentioned group of patents. The Company has also relied upon and intends to continue to rely upon unpatented proprietary technology, including the proprietary engineering required to adapt its products to a wide range of models and sizes of printing presses. The Company believes its rights under, and interests in, its patents and patent applications, as well as its proprietary technology, are sufficient for its business as currently conducted.

Manufacturing

The Company conducts its manufacturing operations through a number of operating subsidiaries. In North America, the Company has a manufacturing facility in Kansas. In Europe, the Company has subsidiaries with manufacturing and assembly facilities in Germany and Sweden. In Asia, Baldwin has manufacturing and assembly facilities in India and Japan.

In general, raw materials required by the Company can be obtained from various sources in the quantities desired. The Company has no long-term supply contracts and does not consider itself dependent on any individual supplier.

The nature of the Company's operations is such that there is little, if any, negative effect upon the environment, and the Company has not experienced any serious problems in complying with environmental protection laws and regulations.

Competition

Within the diverse market for accessories and controls for the printing and publishing industry, the Company produces and markets what it believes to be the most complete line of accessories and controls. Numerous companies, including vertically integrated printing press manufacturers, manufacture and sell products which compete with one or more of the Company's products. These printing press manufacturers generally have larger staffs and greater financial resources than the Company.

The Company competes by offering customers a broad technologically advanced product line, coupled with a well-known reputation for the reliability of its products and its commitment to service and after-sale support. The Company's ability to compete effectively in the future will depend upon the continued reliability of its products, after-sale support, its ability to keep its market position with new proprietary technology and its ability to develop new products which meet the demands of the printing and publishing industry.

Employees

At June 30, 2005, the Company employed 509 persons (plus 25 temporary and part-time employees); of which 195 are production employees, 73 are marketing, sales and customer service employees, 181 are research, development, engineering and technical service employees and 60 are management and administrative employees. In Europe, some employees are represented by various unions under contracts with indefinite terms: in Sweden, approximately 20 of the Company's 80 employees are represented by either Ledarna (SALF), Metall, or Svenska Industritjanstemanna Forbundet unions; in Germany, approximately 40 of the Company's 192 employees are represented by the IG Metall (Metalworker's Union). The Company considers relations with its employees and with its unions to be good.

Item 2. Properties

The Company owns and leases various manufacturing and office facilities aggregating approximately 304,000 square feet at June 30, 2005. The table below presents the locations and ownership of these facilities:

	Square Feet Owned	Square Feet Leased	Total Square Feet
North America	0	84,000	84,000
Germany	0	102,000	102,000
Sweden	13,000	40,000	53,000
England	0	2,000	2,000
Japan	0	42,000	42,000
All other, foreign	0	21,000	21,000
Total square feet owned and leased	13,000	291,000	304,000

The Company believes that its facilities are adequate to carry on its business as currently conducted.

Item 3. Legal Proceedings

Baldwin is involved in various legal proceedings from time to time, including actions with respect to commercial, intellectual property, and employment matters. The Company believes that it has meritorious defenses against the claims currently asserted against it and intends to defend them vigorously. However, the outcome of litigation is inherently uncertain, and the Company cannot be sure that it will prevail in any of the cases currently in litigation. The Company believes that the ultimate outcome of any such cases will not have a material adverse effect on its results of operations, financial position or cash flows; however, there can be no assurances that an adverse determination would not have a material adverse effect on the Company.

In addition to the aforementioned matters, the Company filed suit in the Regional Court in Dusseldorf, Germany claiming damages of approximately $41 million as a result of a patent infringement. A successful outcome in this case would have a materially favorable effect on results of operations, financial position and cash flow.

Information regarding legal proceedings is included in the Notes to Consolidated Financial Statements (see Note 17) and is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders since November 9, 2004.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Class A Common Stock

The Company's Class A Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "BLD". The following chart sets forth, for the calendar year periods indicated, the range of closing prices for the Company's Class A Common Stock on the consolidated market, as reported by the AMEX.

	High	Low
2003 (calendar year)		
First Quarter	$0.65	$0.29
Second Quarter	$0.71	$0.18
Third Quarter	$0.79	$0.41
Fourth Quarter	$3.01	$0.80
2004 (calendar year)		
First Quarter	$3.18	$2.30
Second Quarter	$4.00	$2.88
Third Quarter	$3.80	$2.75
Fourth Quarter	$3.50	$2.88
2005 (calendar year)		
First Quarter	$3.15	$2.40
Second Quarter	$3.19	$2.22
Third Quarter (through September 16, 2005)	$4.75	$3.07

Class B Common Stock

The Company's Class B Common Stock has no established public trading market.

Approximate Number of Equity Security Holders

As of August 30, 2005, the number of record holders (excluding those listed under a nominee name) of the Company's Class A and Class B Common Stock totaled 279 and 26, respectively. The Company believes, however, that there are approximately 1,500 beneficial owners of its Class A Common Stock.

Dividends

Declarations of dividends depend upon the earnings and financial position of the Company and are within the discretion of the Company's Board of Directors. However, the Company's debt agreement prohibits the payment of dividends. No dividend in cash or property shall be declared or paid on shares of the Company's Class B Common Stock unless simultaneously therewith there is declared or paid, as the case may be, a dividend in cash or property on shares of Class A Common Stock of at least 105% of the dividend on shares of Class B Common Stock (see Note 11 to the Consolidated Financial Statements).

Purchases of Equity Securities by Issuer and Affiliated Purchasers

There has been no activity under the Company's stock repurchase program for the fiscal year ended June 30, 2005.

Item 6. Selected Financial Data

The Company's statement of operations and balance sheet data as it relates to the fiscal years ended June 30, 2005, 2004 and 2003 have been derived from the Company's audited financial statements (including the Consolidated Balance Sheets of the Company at June 30, 2005 and 2004 and the related Consolidated Statements of Operations of the Company for the fiscal years ended June 30, 2005, 2004 and 2003 appearing elsewhere herein). Certain transactions have affected comparability, specifically, the Company's disposal of assets of certain businesses. During the fiscal year ended June 30, 2002, the goodwill associated with Baldwin Kansa subsidiary ("BKA") exceeded the assessment of its fair value made by the Company, and the Company recorded a goodwill impairment charge of $5,434,000 in the fiscal year ended June 30, 2002. In September 2001, the Company sold substantially all of the assets of its Roll Handling Group ("RHG") and its Print On-Demand ("POD") business. The Company recorded impairment charges related to the RHG and the POD businesses of $14,831,000 and $687,000, respectively, in the fiscal year ended June 30, 2001. In September 2000, the Company disposed of substantially all of the assets of its Baldwin Stobb Division ("BSD"), and recorded a loss on the sale of $831,000 in the fiscal year ended June 30, 2001. The revenues and corresponding expenses attributable to these divested operations are included in the consolidated financial statement only for the periods that the businesses were owned by the Company. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." As a result, the Company no longer amortizes goodwill. Goodwill amortization expense amounted to $973,000 for the fiscal year ended June 30, 2001. The following information should be read in conjunction with the aforementioned financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended June 30,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$173,185	$158,110	$134,208	$140,091	$173,308
Cost of goods sold	115,948	108,074	93,788	98,814	123,546
Gross profit	57,237	50,036	40,420	41,277	49,762
Selling, general and administrative expenses	32,289	29,711	26,953	30,627	37,337
Research, development and engineering expenses	15,920	13,618	16,148	15,451	17,135
Provision for loss on the disposition of pre-press operations	—	—	(45)	(86)	(472)
Restructuring charges	(338)	448	3,605	621	2,277
Settlement and impairment charges	—	—	1,250	—	15,518
Operating income (loss)	9,366	6,259	(7,491)	(5,336)	(22,033)
Interest expense	2,412	4,985	2,411	1,792	2,014
Interest (income)	(105)	(119)	(281)	(288)	(288)
Royalty (income), net	(1,749)	(3,361)	(3,034)	(4,252)	(3,899)
Other expense (income), net	89	(559)	2,251	1,037	(940)

	Years Ended June 30,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Income (loss) from continuing operations before income taxes	8,719	5,313	(8,838)	(3,625)	(18,920)
(Benefit) provision for income taxes	3,684	(1,673)	2,578	6,684	698
Income (loss) from continuing operations	5,035	6,986	(11,416)	(10,309)	(19,618)
Discontinued operations:					
(Loss) income from operations	—	—	(253)	(241)	1,446
Impairment charges	—	—	—	(5,434)	—
Gain on sale	—	—	543	—	—
Net income (loss)	$ 5,035	$ 6,986	$ (11,126)	$ (15,984)	$ (18,172)
Income (loss) per share from continuing operations:					
Basic income (loss) per share	$ 0.34	$ 0.47	$ (0.76)	$ (0.69)	$ (1.33)
Diluted income (loss) per share	$ 0.33	$ 0.46	$ (0.76)	$ (0.69)	$ (1.33)
Income (loss) per share from discontinued operations:					
Basic income (loss) per share	$ 0.00	$ 0.00	$ 0.02	$ (0.38)	$ 0.10
Diluted income (loss) per share	$ 0.00	$ 0.00	$ 0.02	$ (0.38)	$ 0.10
Weighted average number of shares:					
Basic	14,899	15,001	15,015	14,915	14,787
Diluted	15,305	15,286	15,015	14,915	14,787

	June 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 25,499	$ 8,374	$ 4,064	$ 22,319	$ 22,409
Total assets	$109,351	$115,271	$96,833	$108,488	$133,890
Short-term debt	$ 3,738	$ 23,280	$19,548	$ 10,788	$ 14,060
Long-term debt	$ 12,223	$ 1,794	$ 521	$ 11,873	$ 8,428
Total debt	$ 15,961	$ 25,074	$20,069	$ 22,661	$ 22,488
Shareholders' equity	$ 39,231	$ 34,467	$26,281	$ 33,754	$ 45,460

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General. The following is management's discussion and analysis of certain factors, which have affected the consolidated financial statements of Baldwin Technology Company, Inc. ("Baldwin" or the "Company").

The Company does not consider its business to be seasonal. During the fiscal year ended June 30, 2005, sales during the first half of the year were impacted by a slow to gradual industry upturn which began during the second half of the fiscal year ended June 30, 2004. This upturn, coupled with successful sales and marketing initiatives, increased second half sales. The decline in net sales in the second half of the fiscal year ended June 30, 2003 was primarily due to the global printing and publishing industry economic slowdown. The decline in net sales in the second half of the fiscal year ended June 30, 2002 was primarily due to the global printing and publishing industry economic slowdown following the events of September 11, 2001, and the disposition of the RHG.

Fiscal Year	First Six Months	Second Six Months
2005	$81,229,000	$91,956,000
2004	$73,954,000	$84,156,000
2003	$68,092,000	$66,116,000
2002	$71,692,000	$68,399,000
2001	$85,595,000	$87,713,000

Forward-looking Statements

Except for the historical information contained herein, the following statements and certain other statements contained herein are based on current expectations. Similarly, the press releases issued by the Company and other public statements made by the Company from time to time may contain language that is forward-looking. These forward-looking statements may be identified by the use of forward-looking words or phrases such as "forecast," "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. Such statements are forward-looking statements that involve a number of risks and uncertainties. The Company cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Some of the factors that could cause actual results to differ materially are set forth in Exhibit 99 to this Annual Report on Form 10-K for the fiscal year ended June 30, 2005.

Critical Accounting Policies and Estimates

Baldwin's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Baldwin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Baldwin continually evaluates its estimates, including those related to product returns, bad debts, inventories, investments, asset impairments, intangible assets, income taxes, warranty obligations, restructuring, pensions and other post-retirement benefits, contingencies and litigation. Baldwin bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. Baldwin maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Baldwin's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. Baldwin provides for the estimated cost of product warranties at the time revenue is recognized. While Baldwin engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, Baldwin's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure.

Should actual product failure rates, material usage or service delivery costs differ from Baldwin's estimates, revisions to the estimated warranty liability would be required. Baldwin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Baldwin records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. Baldwin has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event Baldwin were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination is made. Likewise, should Baldwin determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset valuation allowance would be recorded through a charge to income in the period such determination is made. Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between book and tax bases of assets and liabilities, as well as the effects of net operating losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies. The assumptions in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (1) changes in the profitability of the Company's subsidiaries as well as for the Company as a whole, (2) the ability of the Company to successfully execute its tax planning strategies, and (3) the accuracy of the Company's estimate of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company's future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation. In addition, Baldwin recognizes reserves for contingencies when it becomes probable that such a contingency exists.

Effective July 1, 2001, Baldwin adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, Baldwin no longer amortizes goodwill but instead tests goodwill for impairment at the reporting unit level, at least annually, by determining the fair value of the reporting unit based on a discounted cash flow model, and comparing it with its book value. If, during the annual impairment review, the book value of the reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit.

Other long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. Baldwin calculates estimated future undiscounted cash flows, before interest and taxes, of the related operation and compares it to the carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based upon a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exits. Future adverse changes in market conditions or poor operating results of a related reporting unit may require the Company to record an impairment charge in the future.

The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets. The key variables that management must estimate in determining these expected future cash flows include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, working capital requirements, market conditions and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are reasonable and consistent with the Company's internal planning. Management periodically evaluates and updates the estimates based on conditions that influence these variables.

The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Results of Operations

The following table sets forth certain of the items (expressed as a percentage of net sales) included in the Selected Financial Data and should be read in connection with the Consolidated Financial Statements of the Company, including the notes thereto, presented elsewhere in this report.

	Years Ended June 30,		
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	67.0	68.4	69.9
Gross profit	33.0	31.6	30.1
Selling, general and administrative expenses	18.6	18.9	20.1
Research, development and engineering expenses	9.2	8.6	12.0
Restructuring, impairment and settlement charges	0.0	0.0	3.6

	Years Ended June 30,		
	2005	2004	2003
Operating income (loss)	5.4	4.0	(5.6)
Interest expense	(1.4)	(3.2)	(1.8)
Interest income	0.0	0.0	0.2
Other income, net	1.0	2.5	0.6
Income (loss) from continuing operations before income taxes	5.0	3.4	(6.6)
Provision (benefit) for income taxes	2.1	(1.0)	1.9
Income (loss) from continuing operations	2.9	4.4	(8.5)
Discontinued operations:			
Income (loss) from operations	0.0	0.0	(0.2)
Gain on sale	0.0	0.0	0.4
Net income (loss)	2.9%	4.4%	(8.3)%

Fiscal Year Ended June 30, 2005 Versus Fiscal Year Ended June 30, 2004

Consolidated Results

Net Sales. Net sales of $173,185,000 for the fiscal year ended June 30, 2005 reflect an increase of $15,075,000 or 10% versus the fiscal year ended June 30, 2004. Currency rate fluctuations increased net sales for the current period by $7,628,000. Excluding the effects of currency translation, net sales increased $7,446,000 or 5%.

The net sales increase primarily reflects increased demand in Europe and Asia. In Europe, sales (excluding the effects of currency translation) increased approximately $4,100,000, particularly in Germany and the markets serviced by Sweden. Improving global market conditions in Americas, Europe, and Asia led to an increased demand from press manufacturers for the Company's cleaning and spray dampening systems in the commercial and newspaper marketplace. While downward pricing pressures continue, particularly in the OEM customer base, improving market conditions coupled with OEM outsourcing and some increase in market share led to the improved sales.

In Asia, sales increased approximately $3,800,000 (excluding the effects of currency translations). In Japan, increased OEM export production, mainly to China, increased demand for the Company's commercial cleaning and water systems. In addition, the Company's Australian subsidiary began shipments of a significant newspaper cleaning system order during the fourth quarter of 2005.

In the Americas, particularly the U.S., sales remained relatively flat year over year due in part to the internal shift of sales to certain European and Japanese manufactured press equipment with products supplied by the Company's European and Japanese subsidiaries.

Gross Profit. Gross profit of $57,237,000 for the fiscal year ended June 30, 2005 reflects an increase of $7,201,000 or 14% versus the fiscal year ended June 30, 2004. Excluding the favorable foreign currency translation effect of $2,764,000, gross profit increased $4,437,000 or 9%. Gross margins improved to 33% from 32% primarily on the strength of the improvement in sales volume, coupled with better control over material and labor costs. In addition, gross margins during the fourth quarter were favorably impacted approximately 1% due to customer cost reimbursement for an order which was substantially modified.

Selling, General and Administrative Expenses. Selling, general and administrative expenses of $32,289,000 for the fiscal year ended June 30, 2005 reflect an increase of $2,578,000 or 9%.

Excluding the effects of foreign currency translation of $1,192,000, SG&A expenses increased $1,386,000 or 5%. G&A expenses of $18,384,000 for the fiscal year ended June 30, 2005 increased $1,107,000 or 6% versus the fiscal year ended June 30, 2004. Excluding the effects of currency translation of $563,000, G&A expenses increased $544,000 or 3%. This increase relates primarily to increased compensation costs commensurate with improved business performance coupled with higher consulting costs associated with the implementation of compliance with the requirements of the Sarbanes-Oxley Act.

Selling expenses of $13,905,000 for the fiscal year ended June 30, 2005 increased $1,471,000 or 12%. Excluding the effects of currency translation of $629,000, selling expenses increased $842,000. The increase in selling expenses reflects the increased business level associated with the higher-level sales activity and reflects an increase in commissions, and higher salaries, benefits and other employee related travel costs.

Engineering and Development Expenses. Engineering and Development expenses of $15,920,000 for the year ended June 30, 2005 reflect an increase of $2,302,000 or 17% versus the fiscal year ended June 30, 2004. Excluding foreign currency translation effects, engineering and development expenses increased $1,527,000 or 11%. The increase relates primarily to increased personnel and travel related expenses particularly in Germany, due to planned investments in product development, and research and development projects, increased customer demand and higher business activity levels.

Restructuring and Other Charges. The Company released to income restructuring reserves of $338,000 for the year ended June 30, 2005 as compared to a charge of $448,000 for the fiscal year ended June 30, 2004. The release of restructuring reserves relate to facility lease costs avoided by relocation of the Company's corporate office. The $448,000 in fiscal year 2004 represented additional employment reductions in the United States and the United Kingdom associated with the August 2002 restructuring plan.

Interest and Other. Interest expense of $2,412,000 for the fiscal year ended June 30, 2005 decreased $2,573,000 versus the period ended June 30, 2004. Lower average debt levels and lower interest rates as a result of the amended credit agreement with Maple Trade GmbH, entered into in September 2004, coupled with lower amortization of deferred financing costs during the period primarily account for the decrease. Additionally, currency rate fluctuations increased interest expense $173,000 in the current period. Interest income remained virtually flat year over year on a currency adjusted basis while royalty income declined $1,612,000. The decline in royalty income relates to the expiration of a group of patents, which provided the royalty income stream, in February 2005.

Other income and expense, net, amounted to expense of $89,000 for the period ended June 30, 2005 and primarily reflects a write-off of fixed assets. In 2004, the income of $559,000 primarily reflected foreign currency transaction and fair value exchange gains of $1,194,000 and $203,000, respectively. Partially offsetting these gains in 2004 were financial, legal and accounting fees amounting to $833,000 related to the termination of a proposed transaction with regard to the planned sale of the Company.

Income Taxes. The Company recorded an income tax provision of $3,684,000 for the fiscal year ended June 30, 2005. The effective tax rate of 42.2% for fiscal year ended June 30, 2005 reflects strong foreign income, taxed at rates higher than the U.S. statutory rate. Additionally, no benefit was recognized for losses incurred in certain countries as the realization of such benefits was not more likely than not. For the fiscal year ended June 30, 2004, the Company recorded a tax benefit of $1,673,000 primarily as a result of the reversal of its valuation allowance for net deferred tax assets associated with its German subsidiary.

Income from Continuing Operations. Income from continuing operations before taxes for the fiscal year ended June 30, 2005 of $8,719,000 compares to income from continuing operations of $5,313,000 in fiscal year ended June 30, 2004. For the current fiscal year, currency rate fluctuations increased income from continuing operations $645,000. Increased revenue, gross margin improvement and lower interest expense partially offset by higher operating expenses and lower royalty income primarily accounts for the increase.

Net Income. The Company's net income amounted to $5,035,000 for the fiscal year ended June 30, 2005 and reflects the improved income from operations. Net income of $6,986,000 for the fiscal year ended June 30, 2004 reflected improving income from operations coupled with the income tax benefit associated with the reversal of the German valuation allowance.

Fiscal Year Ended June 30, 2004 Versus Fiscal Year Ended June 30, 2003

Consolidated Results

Net Sales. Net sales of $158,110,000 for the fiscal year ended June 30, 2004 reflect an increase of $23,902,000 or 18% versus the fiscal year ended June 30, 2003. Currency rate fluctuations increased net sales for the current period by $13,392,000. Excluding the effects of currency translation, net sales increased $10,510,000 or 8%.

The net sales increase reflects increased demand in Europe and Asia, partially offset by declines in the Americas, primarily in the U.S. In Europe, sales increased approximately $7,000,000, particularly in Germany and Sweden, where demand for the Company's cleaning and spray dampening systems improved in both newspaper and commercial markets. While downward pricing pressures continue, particularly in the OEM customer base, demand and improving market conditions led to the improved sales. In Asia, particularly Japan, sales increased approximately $5,000,000. Despite continued pricing pressures, increased demand for cleaning systems, in both commercial and newspaper markets, spray dampening systems in the newspaper market and commercial water systems led to the increased sales.

In the Americas, particularly the U.S., sales declined by approximately $2,000,000. Weaker North American markets and an internal shift to supply products for certain European manufactured presses from the Company's foreign subsidiaries, led to a decline in the amount of revenue recorded by the Company's U.S. subsidiary, in both the newspaper and commercial markets.

Gross Profit. Gross profit of $50,036,000 for the fiscal year ended June 30, 2004 reflects an increase of $9,616,000 or 24% versus the fiscal year ended June 30, 2003. Excluding the favorable foreign currency translation effect of $4,490,000, gross profit increased $5,126,000 or 13%. Gross margin improved to 32% from 30% primarily on the strength of the improvement in sales volume, coupled with better control over material and labor costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses of $29,711,000 for the fiscal year ended June 30, 2004 reflect an increase of $2,758,000 or 10%. Excluding the effects of foreign currency translation of $2,157,000, SG&A expenses increased $601,000 or 2%. G&A expenses of $17,277,000 for the fiscal year ended June 30, 2004 increased $2,107,000 or 14% versus the fiscal year ended June 30, 2003. Excluding the effects of currency translation of $1,053,000, G&A expenses increased $1,054,000 or 7%. This increase relates primarily to increased incentive compensation costs which are commensurate with improved business performance. Excluding the increased incentive compensation costs, G&A remained virtually flat for the period ended June 30, 2004 versus the period ended June 30, 2003.

Selling expenses of $12,434,000 for the fiscal year ended June 30, 2004 increased $651,000 or 6%. Excluding the effects of currency translation of $1,104,000, selling expenses declined $453,000. The decline in selling expenses reflects lower customer support costs in the U.S. as a result of staffing level decreases coupled with lower outside contractor costs and higher project management costs which are included in cost of sales, in Sweden. Partially offsetting these declines was an increase in marketing costs, primarily associated with trade show advertising and higher salaries, benefits and other employee related costs in Europe.

Engineering and Development Expenses. Engineering and Development expenses of $13,618,000 for the year ended June 30, 2004 reflect a decrease of $2,530,000 or 16% versus the fiscal year ended June 30, 2003. Excluding foreign currency translation effects, engineering and development expenses declined $3,895,000 or 24%. The decrease relates primarily to lower project costs and reductions in engineering costs attributed to reduced personnel costs associated with planned restructuring in the U.S. and in Sweden where lower research and development expenses were replaced by project management costs which are included in cost of sales.

Restructuring and Other Charges. The Company recorded restructuring charges of $448,000 for the year ended June 30, 2004. These charges primarily relate to additional employment reductions in the U.S. and the U.K. associated with the August 2002 Plan. In 2003, restructuring and other charges consisted primarily of restructuring charges of $3,603,000 and a settlement charge of $1,250,000 associated with a customer dispute related to a business unit that was divested in 2000, which is to be settled primarily for product in lieu of cash. The restructuring charges included $220,000 associated with the Company's March 2000 restructuring plan, which was expensed as incurred and $3,385,000 associated with the Company's August 2002 Plan. The August 2002 Plan consists of $2,840,000 in additional employee severance and benefit costs, $437,000 in lease termination costs, $20,000 in asset write-offs and $88,000 in incremental costs associated with the restructuring plan.

Interest and Other. Interest expense of $4,985,000 for the fiscal year ended June 30, 2004 increased $2,574,000 versus the period ended June 30, 2003. Higher average debt levels and interest rates as a result of the credit agreement with Maple Trade GmbH, entered into on August 18, 2003, coupled with higher amortization of deferred financing costs during the period primarily account for the increase. Additionally, currency rate fluctuations increased interest expense $613,000 in the current period. Interest income and royalty income remained virtually flat year over year on a currency adjusted basis.

Other income and expense, net, amounted to income of $559,000 for the period ended June 30, 2004 and primarily reflects foreign currency transaction and fair value exchange gains of $1,194,000 and $203,000, respectively. Partially offsetting those gains were financial, legal and accounting fees amounting to $833,000 related to the termination of a proposed transaction with regard to the planned sale of the Company.

In 2003, other income and expense, net, amounted to expense of $2,251,000. This amount includes ($879,000) of foreign currency transaction losses, ($446,000) of write-off of deferred costs associated with several alternative financing arrangements which no longer qualified as deferrable once the Maple Bank GmbH Credit Agreement became the definitive agreement and ($928,000) of expenses incurred in pursuit of financial and strategic alternatives related to the Company's pursuit of alternative capital arrangements. Included in the ($928,000) were, ($564,000) related to a breakage fee payable to a private equity firm once the Company concluded it would not require a capital transaction (investment) with the entity; ($215,000) of expenses related to certain due diligence procedures by the

Company on a potential strategic buyer; and ($139,000) and ($10,000) for financial and legal advisor fees incurred in connection with these alternatives, respectively.

Income Taxes. The Company recorded an income tax benefit of $1,673,000 for the fiscal year ended June 30, 2004. During the fourth quarter, the Company reversed its valuation allowance for net deferred tax assets associated with its German subsidiary (approximately $4,700,000) which resulted in the recording of a net tax benefit of $3,623,000 for the quarter ended June 30, 2004 and $1,673,000 for the year ended June 30, 2004. The reversal of the Germany subsidiary deferred tax valuation allowance was based upon the subsidiary's operating performance and management's expectation that the subsidiary will generate sufficient taxable income in future periods to realize the tax benefits associated with its net operating loss carryforwards. Partially offsetting this benefit were foreign income taxed at rates higher than the U.S. statutory rate and a recent change in German tax law which limits the use of previously recorded net operating losses to offset current taxable income.

Income/Loss from Continuing Operations. Income from continuing operations before taxes for the fiscal year ended June 30, 2004 of $5,313,000 compares to a loss from continuing operations of $8,838,000 in the fiscal year ended June 2003. Increased revenue, gross margin improvement and lower restructuring and settlement charges primarily account for the increase.

Net Income/Loss. The Company's net income amounted to $6,986,000 for the year ended June 30, 2004 and reflects the improved income from operations coupled with the income tax benefit associated with the reversal of the German valuation allowance. Net loss of $11,126,000 in 2003 primarily reflects the loss from continuing operations.

Impact of Inflation

The Company's results are affected by the impact of inflation on manufacturing and operating costs. Historically, the Company has used selling price adjustments, cost containment programs and improved operating efficiencies to offset the otherwise negative impact of inflation on its operations.

Liquidity and Capital Resources

The increase in cash and cash equivalents in fiscal years 2005 and 2004, respectively, of $3,435,000 and $5,058,000, respectively, resulted from cash flows provided by or used in the Company's operating, investing and financing activities.

	2005	2004	2003
	(in thousands)		
Cash flow from operating activities:			
Net cash from operations before restructuring	$14,726	$ 5,792	$ 6,449
Cash used for restructuring payments	(627)	(1,416)	(3,721)
Net cash provided by operating activities	$14,099	$ 4,376	$ 2,728

The Company's continued focus on profitability and asset management coupled with lower restructuring payments generated cash flows from operations of $14,099,000 in 2005 versus $4,376,000 in 2004. Higher revenues and improved profitability led to higher cash receipts from sales in 2005. Improved working capital management additionally led to a decline in days sales outstanding (51 in 2005; 54 in 2004) and an increase in inventory turns (5.3 times in 2005; 4.6 times in 2004).

	2005	2004	2003
		(in thousands)	
Cash flow from investing activities:			
Additions to property, patents, trademarks and drawings	$(1,317)	$(1,022)	$(1,370)
Proceeds from disposition of assets	299	0	3,736
Net cash (used in) provided by investing activities	$(1,018)	$(1,022)	$ 2,366

In 2005, cash used for additions amounted to $1,317,000 in 2005 versus $1,022,000 in 2004 and $1,370,000 in 2003. The decrease in 2004 primarily relates to lower property additions pursuant to the capital expenditures limitations contained in the Maple Credit Agreement. Proceeds from the sale of BKA in 2003 were primarily used to reduce outstanding bank debt.

	2005	2004	2003
		(in thousands)	
Cash flow from financing activities:			
Long and short term debt borrowings	$ 0	$ 23,159	$ 4,434
Long and short term debt repayments	(9,213)	(19,896)	(7,453)
Payment of debt financing costs	(259)	(2,533)	(785)
Other	(2)	(31)	483
Net cash (used in) provided by financing activities	$(9,474)	$ 699	$(3,321)

The Company's primary source of external financing is the Credit Agreement and its amendments (the "Credit Agreement") with Maple Bank GmbH ("Maple" or "Lender").

During the fiscal year ended June 30, 2005 the Credit Agreement with Maple was amended to increase the size of the credit facility to $28,000,000 from the $20,000,000 level in place during the fiscal year ended June 30, 2004. In addition, the amendment reduced the interest rates for the fiscal year ended June 30, 2005. Borrowings under the credit facility are subject to a borrowing base and bear interest at a rate equal to the three-month Eurodollar rate (as defined in the Credit Agreement) plus: (i) 5.125% for loans denominated in U.S. dollars (10% during the fiscal year ended June 30, 2004) and (ii) 5.525% for loans denominated in Euros (11.5% during the fiscal year ended June 30, 2004). The interest rate will be reduced by 0.50% or whole increments thereof for each whole increment of disclosed EBITDA (as defined in the Credit Agreement) that equals or exceeds $1,250,000 for any fiscal quarter commencing with the quarter ending December 31, 2003. In no event, however, during the fiscal year ended June 30, 2005, may the interest rate be less than 7.5% (10.5% for the fiscal year ended June 30, 2004) for dollar-based borrowings and 7.625% (10.5% for the fiscal year ended June 30, 2004) for Euro based borrowings.

The credit facility is collateralized by substantially all of the accounts and notes receivable of the Company and a portion of the Company's inventory up to a maximum amount of $10,000,000. The Credit Agreement does not require the Company to meet any financial covenants, except for a limitation on annual capital expenditures, for which the Company received a waiver for the fiscal year ended June 30, 2004; however, it contains a material adverse effect clause, which provides that Maple would not be obligated to fund any loan, convert or continue any loan as a LIBOR loan or issue any new letters of credit in the event of a material adverse effect. Management does not anticipate that such an event will occur; however, there can be no assurance that such an event will not occur. In addition, the Credit Agreement granted to the Lender an option to acquire a maximum of $5,000,000 of equity securities (as defined in the Agreement) should the Company choose to issue any such equity securities.

The initial borrowings under the credit facility during the fiscal year ended June 30, 2004, amounted to $18,874,000, of which the Company utilized $16,243,000 to retire its previously existing debt, associated interest, closing costs and working capital purposes. During the fiscal year ended June 30, 2005, strong cash flow from operations enabled the Company to reduce the amount outstanding under the Credit Agreement with Maple by approximately $8,100,000 included in total long and short term repayments of $9,213,000.

Effective July 1, 2005, the Company further amended the Credit Agreement with Maple Bank. This additional amendment reduced interest rates approximately 175 basis points and lowered annual commitment fees. At current debt levels, the Company believes that the amendment will generate approximately $400,000 of annual interest expense savings.

The Company maintains relationships with both foreign and domestic banks, which combined have extended credit facilities totaling $33,359,000 at June 30, 2005, including amounts available under the Maple Credit Agreement. As of June 30, 2005, the Company had $17,311,000 outstanding under these credit facilities including $12,853,000 (including Letters of Credit) under the Maple Credit Agreement and Term Loan.

The Company believes that its cash flow from operations, along with the available bank lines of credit and alternative sources of borrowing are sufficient to finance its working capital and other capital requirements over the term of the current financing with Maple.

At June 30, 2005 and 2004, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

The following summarizes the Company's contractual obligations at June 30, 2005 and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands):

	Fiscal Years Ending June 30,						
	Total	2006	2007	2008	2009	2010	2011 and Thereafter
Contractual obligations:							
Loans payable	$ 2,705	$2,705	$ 0	$ 0	$ 0	$ 0	$ 0
Capital lease obligations	165	87	38	24	15	1	0
Long-term debt	13,256	1,033	576	115	11,532	0	0
Non-cancelable operating lease obligations	10,964	3,828	2,531	1,589	1,226	420	1,370
Interest expense(1)	3,619	1,194	1,109	1,094	222	0	0
Total contractual cash obligations	$30,709	$8,847	$4,254	$2,822	$12,995	$421	$1,370

(1) The anticipated future interest payments are based on the Company's current indebtedness and interest rates at June 30, 2005, with consideration given to debt reduction as the result of expected payments.

New Accounting Standards

See Note 2 to the Consolidated Financial Statements for information concerning new accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates internationally and is exposed to certain market risks arising from transactions that in the normal course of business include fluctuations in interest rates and currency exchange rates. While the Company occasionally uses derivative financial instruments in order to manage or reduce these risks, typically currency futures contracts and interest rate swap agreements, the Company does not enter into derivative or other financial instruments for trading or speculative purposes.

Interest Rate and Debt Sensitivity

As of June 30, 2005, the Company had debt totaling $15,961,000 most of which bears interest at floating rates.

The Company performed a sensitivity analysis as of June 30, 2005, assuming a hypothetical one percentage point increase in interest rates. Holding other variables constant (such as foreign exchange rates and debt levels), a one-percentage point increase in interest rates would affect the Company's pre-tax income by approximately $160,000. However, actual increases or decreases in earnings in the future could differ materially from this analysis based on the timing and amount of both interest rate changes and amounts borrowed by the Company.

Currency Exchange Rate Sensitivity

The Company derived approximately 86% of its revenues from countries outside of the United States for the fiscal year ended June 30, 2005. Results were and continue to be affected by fluctuations in foreign currency exchange rates. The Company's policy is to hedge the impact of currency rate fluctuations, which could have a material impact on the Company's financial results. The Company utilizes foreign currency exchange forward contracts to hedge certain of these exposures. The Company also maintains certain levels of cash denominated in various currencies, which acts as a natural overall hedge.

The Company performed a sensitivity analysis as of June 30, 2005 assuming a hypothetical 10% adverse change in foreign currency exchange rates. Holding all other variables constant, the analysis indicated that such a market movement would affect the Company's pre-tax income by approximately $1,000,000. However, actual gains and losses in the future could differ materially from this analysis based on the timing and amount of both foreign currency exchange rate movements and the Company's actual exposures and hedges.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BALDWIN TECHNOLOGY COMPANY, INC.

In our opinion, the consolidated Financial Statements listed in the accompanying index present fairly, in all material respects, the financial position of Baldwin Technology Company, Inc. and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Stamford, Connecticut
September 28, 2005

BALDWIN TECHNOLOGY COMPANY, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets

	June 30, 2005	June 30, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 15,443	$ 12,008
Accounts receivable trade, net of allowance for doubtful accounts of $1,962 ($2,155 at June 30, 2004)	27,160	24,765
Notes receivable, trade	8,090	12,960
Inventories	22,755	24,998
Deferred taxes	416	473
Prepaid expenses and other	3,132	5,448
Total current assets	76,996	80,652
MARKETABLE SECURITIES:		
(Cost $610 at June 30, 2005 and $586 at June 30, 2004)	678	640
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land and buildings	936	977
Machinery and equipment	2,082	3,314
Furniture and fixtures	3,796	4,149
Capital leases	391	371
	7,205	8,811
Less: Accumulated depreciation	(3,790)	(4,271)
Net property, plant and equipment	3,415	4,540
PATENTS, TRADEMARKS AND ENGINEERING DRAWINGS, at cost, less accumulated amortization of $4,559 ($4,224 at June 30, 2004)	2,561	2,259
GOODWILL, less accumulated amortization of $3,456 ($3,516 at June 30, 2004)	10,922	11,104
DEFERRED TAXES	10,623	12,151
OTHER ASSETS	4,156	3,925
TOTAL ASSETS	$109,351	$115,271

The accompanying notes to consolidated financial statements are an integral part of these statements.

BALDWIN TECHNOLOGY COMPANY, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

Liabilities and Shareholders' Equity

	June 30, 2005	June 30, 2004
CURRENT LIABILITIES:		
Loans payable	$ 2,705	$ 2,757
Current portion of long-term debt	1,033	20,523
Accounts payable, trade	14,789	11,615
Notes payable, trade	9,278	10,840
Accrued salaries, commissions, bonus and profit-sharing	7,641	6,808
Customer deposits	3,320	2,785
Accrued and withheld taxes	2,041	2,184
Income taxes payable	1,204	3,079
Other accounts payable and accrued liabilities	9,486	11,687
Total current liabilities	51,497	72,278
LONG-TERM LIABILITIES:		
Long-term debt	12,223	1,794
Other long-term liabilities	6,400	6,732
Total long-term liabilities	18,623	8,526
Total liabilities	70,120	80,804
SHAREHOLDERS' EQUITY:		
Class A Common Stock, $.01 par, 45,000,000 shares authorized, 16,575,349 shares issued at June 30, 2005 and 16,529,348 shares issued at June 30, 2004	166	166
Class B Common Stock, $.01 par, 4,500,000 shares authorized, 2,137,883 shares issued at June 30, 2004 and 2,137,883 shares issued at June 30, 2005	21	21
Capital contributed in excess of par value	57,065	57,017
Accumulated deficit	(7,632)	(12,667)
Accumulated other comprehensive income	2,332	2,651
Less: Treasury stock, at cost:		
Class A — 3,630,202 shares (3,630,202 at June 30, 2004) Class B — 172,464 shares (172,464 shares at June 30, 2004)	(12,721)	(12,721)
Total shareholders' equity	39,231	34,467
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$109,351	$115,271

The accompanying notes to consolidated financial statements are an integral part of these statements.

BALDWIN TECHNOLOGY COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended June 30,		
	2005	2004	2003
Net sales	$173,185	$158,110	$134,208
Cost of goods sold	115,948	108,074	93,788
Gross profit	57,237	50,036	40,420
Operating expenses:			
General and administrative	18,384	17,277	15,170
Selling	13,905	12,434	11,783
Engineering and development	15,920	13,618	16,148
Provision for loss on the disposition of pre-press operations	—	—	(45)
Restructuring charges	(338)	448	3,605
Settlement charges	—	—	1,250
	47,871	43,777	47,911
Operating income (loss)	9,366	6,259	(7,491)
Other (income) expense:			
Interest expense	2,412	4,985	2,411
Interest (income)	(105)	(119)	(281)
Royalty (income), net	(1,749)	(3,361)	(3,034)
Other expense (income), net	89	(559)	2,251
	647	946	1,347
Income (loss) from continuing operations before income taxes	8,719	5,313	(8,838)
(Benefit) provision for income taxes:			
Domestic	(55)	(485)	500
Foreign	3,739	(1,188)	2,078
Total income tax provision (benefit)	3,684	(1,673)	2,578
Income (loss) from continuing operations	5,035	6,986	(11,416)
Discontinued operations:			
(Loss) from operations (net of applicable income taxes of $0)	—	—	(253)
Gain on sale (net of applicable income taxes of $0)	—	—	543
Net Income (loss)	$ 5,035	$ 6,986	$ (11,126)
Net Income (loss) income per share			
Continuing operations — basic	$ 0.34	$ 0.47	$ (0.76)
Continuing operations — diluted	$ 0.33	$ 0.46	$ (0.76)
Discontinued operations — (loss) income from operations	$ 0.00	$ 0.00	$ (0.02)
Discontinued operations — gain on sale	$ 0.00	$ 0.00	$ 0.04
Net Income (loss) per share — basic	$ 0.34	$ 0.47	$ (0.74)
Net Income (loss) per share — diluted	$ 0.33	$ 0.46	$ (0.74)
Weighted average shares outstanding:			
Basic	14,899	15,001	15,015
Diluted	15,305	15,286	15,015

The accompanying notes to consolidated financial statements are an integral part of these statements.

BALDWIN TECHNOLOGY COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except shares)

	Class A Common Stock		Class B Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Note Receivable From Key Executive for Common Stock Issuance	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount				Shares	Amount		
Balance at June 30, 2002	16,458,849	165	2,185,883	21	56,986	(8,527)	(2,017)	(3,630,202)	(12,199)	(675)	
Year ended June 30, 2003:											
Net loss for the Year						(11,126)					$(11,126)
Translation Adjustment							3,431				3,431
Unrealized loss on available-for sale securities, net of tax							(31)				(31)
Unrealized gain on forward contracts..............							28				28
Comprehensive loss											$ (7,698)
Reduction in note receivable in exchange for an equal reduction in deferred compensation payments to be made by the Company										225	
Balance at June 30, 2003	16,458,849	$165	2,185,883	$21	$56,986	$(19,653)	$ 1,411	(3,630,202)	$(12,199)	$(450)	
Year ended June 30, 2004:											
Net Income for the year ...						6,986					$ 6,986
Translation Adjustment							1,253				1,253
Unrealized gain on available-for sale securities, net of tax.....							88				88
Unrealized loss on forward contracts..............							(1)				(1)
Shares issued under Stock Option Plan.............	22,499	1			31						
Shares Converted Class B to Class A.................	48,000	—	(48,000)	—							
Additional minimum pension liability........							(100)				(100)
Comprehensive income											$ 8,226
Reduction in note receivable through exchanged shares								(172,464)	(522)	450	
Balance at June 30, 2004	16,529,348	$166	2,137,833	$21	$57,017	$(12,667)	$ 2,651	(3,802,666)	$(12,721)	$ 0	
Year ended June 30, 2005:											
Net Income for the year ...						5,035					$ 5,035
Translation Adjustment							(318)				(318)
Unrealized gain on available-for sale securities, net of tax.....							9				9
Unrealized loss on forward contracts..............							(30)				(30)
Shares issued under Stock Option Plan.............	46,001				48						
Reduction of minimum pension liability........							20				20
Comprehensive income											$ 4,716
Balance at June 30, 2005:....	16,575,349	$166	2,137,833	$21	$57,065	$ (7,632)	$ 2,332	(3,802,666)	$(12,721)	$ 0	

The accompanying notes to consolidated financial statements are an integral part of these statements.

BALDWIN TECHNOLOGY COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended June 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 5,035	$ 6,986	$(11,126)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:			
Depreciation and amortization	1,625	1,763	1,931
Accrued retirement pay	119	238	776
Deferred taxes	1,524	(4,678)	(774)
Provision for losses on accounts receivable	99	109	657
Write-off of fixed assets	108	—	—
Restructuring charges	(338)	448	3,605
(Gain) loss from disposition of business	—	—	(543)
Write-off of deferred debt financing costs	—	—	446
Settlement charge	—	—	1,250
Changes in assets and liabilities, net of effects from dispositions:			
Accounts and notes receivable	2,010	(2,599)	8,586
Inventories	1,990	(938)	1,932
Prepaid expenses and other	2,580	1,834	2,221
Other assets	(331)	233	1,327
Customer deposits	561	(590)	(1,699)
Accrued compensation	928	2,147	(103)
Payments of restructuring charges	(627)	(1,416)	(3,721)
Accounts and notes payable, trade	2,218	457	(280)
Income taxes payable	(1,849)	902	765
Accrued and withheld taxes	(143)	82	175
Other accounts payable and accrued liabilities	(1,277)	(669)	(2,431)
Interest payable	(133)	67	(266)
Net cash provided (used) by operating activities	14,099	4,376	2,728
Cash flows from investing activities:			
Proceeds from the disposition of assets	299	—	3,736
Additions of property	(640)	(532)	(866)
Additions of patents, trademarks and drawings	(677)	(490)	(504)
Net cash (used in) provided by investing activities	(1,018)	(1,022)	2,366
Cash flows from financing activities:			
Long-term and short-term debt borrowings	—	23,159	4,434
Long-term and short-term debt repayments	(9,213)	(19,896)	(7,453)
Promissory note in connection with strategic financing alternatives	—	—	412
Principal payments under capital lease obligations	(93)	(97)	(49)
Payment of debt financing costs	(259)	(2,533)	(785)
Other long-term liabilities	45	32	120
Proceeds of stock option exercise	46	34	—
Net cash (used) provided by financing activities	(9,474)	699	(3,321)
Effect of exchange rate changes	(172)	1,005	498
Net increase (decrease) in cash and cash equivalents	3,435	5,058	2,271
Cash and cash equivalents at beginning of year	12,008	6,950	4,679
Cash and cash equivalents at end of year	$15,443	$ 12,008	$ 6,950
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 2,545	$ 5,052	$ 2,145
Income taxes	$ 3,581	$ 1,552	$ 1,941

The accompanying notes to consolidated financial statements are an integral part of these statements.

BALDWIN TECHNOLOGY COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization of Business:

Baldwin Technology Company, Inc. and its subsidiaries ("Baldwin" or the "Company") are engaged primarily in the development, manufacture and sale of accessories and controls for the printing and publishing industry. The Company manages its business as one reportable business segment built around its core competency in accessories and controls.

Note 2 — Summary of Significant Accounting Policies:

The following are the significant accounting policies followed by the Company:

Consolidation. The consolidated financial statements include the accounts of Baldwin, its wholly owned subsidiaries, one 90% owned subsidiary and another 80% owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Cash and cash equivalents. The Company considers all highly liquid instruments (cash and short-term securities) with original maturities of three months or less to be cash equivalents.

Accounts receivable, Notes Receivable/Payable. Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. Notes receivable, trade reflect promissory notes issued by customers of the Company's Japanese subsidiary. Notes payable trade, reflect obligations of the Company's Japanese subsidiaries to suppliers.

Translation of Foreign Currencies. All assets and liabilities of foreign subsidiaries are translated into dollars at the fiscal year-end (current) exchange rates and components of revenue and expense are translated at average rates for the fiscal year. The resulting translation adjustments are included in shareholders' equity. Gains and losses on foreign currency exchange transactions are reflected in the statement of operations. Net transaction gains and losses credited or charged to "Other expense (income), net" for the fiscal years ended June 30, 2005, 2004 and 2003 were $90,000, ($1,194,000) and $879,000, respectively.

Hedging. The Company operates internationally and is exposed to certain market risks arising from transactions that in the normal course of business include fluctuations in interest rates and currency exchange rates. While the Company occasionally uses derivative financial instruments in order to manage or reduce these risks, typically currency futures contracts and interest rate swap agreements, the Company does not enter into derivative or other financial instruments for trading or speculative purposes. The Company's policy is to hedge the impact of currency rate fluctuations, which could have a material impact on the Company's financial results. The Company utilizes foreign currency exchange forward contracts to hedge these exposures.

Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

If a derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the underlying hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in the statement of operations when the underlying hedged item affects earnings. Ineffectiveness related to cash flow hedges is recognized in earnings and is included in "Other expense (income), net".

Concentration of Credit Risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts and notes receivable. The Company controls this risk through credit approvals, customer limits and monitoring procedures. For the fiscal year ended June 30, 2005, one customer accounted for more than 10% of the Company's net sales. Koenig and Bauer Aktiengesellschaft ("KBA") accounted for approximately 17% of the Company's net sales. The Company's ten largest customers accounted for approximately 53%, 52% and 46% of the Company's net sales for each of the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Marketable Securities. The Company classifies all of its marketable securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses net of income taxes, reported as a component of other comprehensive income (loss) included within shareholders' equity. Cost is determined using the average cost method.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for domestic inventories and the first-in, first-out (FIFO) method for foreign inventories. If the FIFO method had been used for all inventories, the total stated amount for inventories would have been $672,000 and $549,000 greater as of June 30, 2005 and 2004, respectively.

Property, Plant and Equipment. The Company depreciates its assets over their estimated useful lives. The estimated useful lives range from 27 to 30 years for buildings, 7 to 10 years for machinery and equipment, 3 to 7 years for furniture and fixtures, the life of the lease for leasehold improvements and 5 to 7 years for capital leases. Plant and equipment are carried at historical cost and are depreciated using primarily the straight-line method. Repair and maintenance expenditures are expensed as incurred. Depreciation expense amounted to $1,165,000, $1,231,000 and $1,288,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Long-lived Assets. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company evaluates the basis of its long-lived assets based on expectations of undiscounted cash flows related to those assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company believes that no impairment of its long-lived assets exists at June 30, 2005.

Stock Based Compensation. On January 1, 2003, the Company adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 148, "Accounting for Stock-Based Compensation — transition and disclosure" ("SFAS 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. Baldwin continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") in accounting for stock-based compensation. In accordance with APB 25, compensation costs for stock options is recognized in income based on the excess, if any, of the quoted market price over the exercise price of the stock on the date of grant. The exercise price for all stock option grants equals the fair market value on the date of grant; therefore, no compensation expense is recorded.

Goodwill and Other Intangible Assets. Goodwill is tested for impairment at the reporting unit level at least annually, by determining the fair value utilizing discounted cash flows of the reporting unit and comparing the fair value with its recorded book value. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS No. 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. As required by SFAS No. 142, the Company conducted an initial impairment assessment as of the July 1, 2001 date of adoption and determined that no impairment existed. The Company performed its annual impairment assessment by utilizing a discounted cash flow model and determined that no impairment existed as of June 30, 2005.

Other intangible assets include patents, trademarks and engineering drawings, which are amortized on a straight-line basis over the estimated useful lives of the related assets, generally 15 to 20 years. Amortization expense amounted to $460,000, $532,000 and $643,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Income Taxes. Deferred taxes are determined under the asset and liability approach. Deferred tax assets and liabilities are recognized on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. Further, deferred tax assets are recognized for the expected benefits of available net operating loss carryforwards, capital loss carryforwards and foreign tax credit carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount, which the Company expects to realize in the future. The Company continually reviews the adequacy of the valuation allowance and recognizes these benefits only as reassessment indicates that it is more likely than not that these benefits will be realized. In addition, the Company continuously evaluates its tax contingencies and recognizes a liability when it believes that it is probable that a liability exists.

Fair Value Disclosure of Financial Instruments. The Company's financial instruments consist of cash, short-term securities, accounts receivable, notes receivable, marketable securities, capital lease obligations, accounts payable, notes payable, other short and long-term borrowings, and derivative financial instruments. The current carrying amount of these instruments approximates fair market value.

Warranty. The Company's standard contractual warranty provisions are to repair or replace, at the Company's option, a product that is proven to be defective. The Company estimates its warranty costs as a percentage of revenues on a product-by-product basis, based on actual historical experience within the Company. Hence, the Company accrues estimated warranty costs at the time of sale and is included in "Cost of goods sold". In addition, should the Company become aware of a specific potential warranty claim, a specific charge is recorded and accounted for separately from the percent of revenue discussed above. The Company has accrued estimated future warranty and customer support obligations of $2,840,000 and $2,714,000 at June 30, 2005 and 2004, respectively, which are included in "Other accounts payable and accrued liabilities" (see Note 18).

Revenue Recognition. The Company's products are sold with terms and conditions, which vary depending on particular cultural and business environments in which the Company operates globally. The standard policy of the Company is to recognize revenue in accordance with accounting principles generally accepted in the United States of America. The Company's standard payment terms for equipment include a deposit to be received with the customer order, progress payments until equipment is shipped and a portion of the balance due within a set number of days following shipment. Freight terms are FOB shipping dock with risk of loss passing to the purchaser at the time of shipment. Installation services are provided to the customer on an as needed basis and are contracted for separately. If non-standard terms are negotiated, the impact of the terms of shipment and contractual installation requirements are determined on an individual contract basis. In the case of non-standard terms, revenue is not recognized until, at a minimum, title and risk of loss have passed to the customer, and the customer is obligated to pay. If a loss should occur in transit, the Company is not responsible for, and does not administer insurance claims unless the terms are FOB destination. The customer is not contractually eligible for any refund of the purchase price, or right of return of the contracted product, except if the product fails to meet published product specifications and the Company fails to perform its obligations under product warranty terms. When installation services are a contractual element, and included in the purchase price of the product, the revenue associated with installing the product is generally inconsequential to the total revenue stream. The Company recognizes revenue for the total sales price and accrues the cost of installing the product based on the Company's historical installation costs. The terms of sale are generally on a purchase order basis and as such do not contain formal product acceptance clauses. On certain large orders, usually in the newspaper equipment market, a separately negotiated contract is used to establish the terms of sale. In such cases, the Company recognizes revenue only after all acceptance criteria, if any, have been satisfied.

The Company uses distributors to assist in the sales function. In these cases, the Company does not recognize revenue until title for the equipment and risk of loss has passed to the ultimate customer, who then becomes obligated to pay with no right of return. Otherwise, the equipment is reported as a part of the Company's inventory on consignment and no revenue is reported.

Research and Development and Engineering. Research, development and engineering costs are expensed as incurred.

Earnings (Loss) Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

Comprehensive Income (Loss). As shown in the Statement of Changes in Shareholders' Equity, comprehensive income (loss) is a measure of net income (loss) and all other changes in equity of the Company that result from recognized transactions and other events of the period other than transactions with shareholders.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the determination of accrued expenses including warranty, accounts receivable and inventory valuations, useful lives of assets and deferred tax asset valuations. Actual results could differ from those estimates.

Royalty income. The Company owns a number of patents and patent applications relating to Baldwin's products, some of which provide royalty income to the Company. Patented products represent a significant portion of the Company's net sales for all periods presented. The Company's patents expire at different times during the next twenty years; however, one group of patents, which provided for the Company's royalty income, expired in February 2005. The expiration of patents in the near future in general, is not expected to have a material adverse effect on the Company's net sales; however, royalty income and cash flows are expected to be negatively impacted upon the expiration of the aforementioned group of patents. The Company has also relied upon and intends to continue to rely upon unpatented proprietary technology, including the proprietary engineering required to adapt its products to a wide range of models and sizes of printing presses. The Company believes its rights under, and interests in, its patents and patent applications, as well as its proprietary technology, are sufficient for its business as currently conducted.

Recently Issued Accounting Standards. In December 2004, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), (SFAS 123(R)) "Share Based Payment". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in shared-based payment transactions. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and generally requires that such transactions be accounted for using a fair-value-based method. The Company currently accounts for its stock option plans under the recognition and measurement principals of APB 25. As all previously issued stock option awards granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant, no compensation costs related to stock option grants are currently reflected in net income. SFAS 123(R) is effective as of the annual reporting period that begins after June 15, 2005, therefore, the effective date for the Company is July 1, 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and as a consequence future employee stock option grants and other stock based compensation plans will be recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The effect of initially applying SFAS 123(R) is to be recognized as of the required effective date using a modified prospective method. Under the modified prospective method the Company will recognize stock-based compensation expense from July 1, 2005 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The ultimate impact on future years results of operation and financial position will depend upon the level of stock based compensation granted in future years. The Company estimates the additional compensation expense associated with its current outstanding awards should approximate $165,000 after tax for the fiscal year ending June 30, 2006. The Securities and Exchange Commission's (SEC) recent adoption of a new rule that amends the compliance dates for SFAS 123(R) does not affect the Company's implementation date.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. Some of the key relief provisions of the new Act include a temporary incentive for U.S. multinationals to repatriate foreign earnings, a new domestic manufacturing deduction, and international tax reforms designed to improve the global competitiveness of U.S. multinationals. Some of the key revenue-raising provisions of the Act include repeal of a U.S. export tax incentive known as the "extraterritorial income exclusion" (ETI), new tax shelter penalties, restrictions on deferred compensation, and numerous other provisions aimed at specific transactions. The Company is currently evaluating the impact of the new law, among other means, for possible repatriation of cash in the future.

Additionally, the FASB issued SFAS No. 151 related to inventory costs and SFAS No. 153 related to exchanges of non-monetary assets. Adoption of these amendments to Accounting Research Bulletin No. 43 and Accounting Principles Board Opinion No. 29 are not expected to have a material effect on the Company's results of operations and financial position.

Note 3 — Accumulated Other Comprehensive Income (Loss):

Accumulated Other Comprehensive Income (Loss) ("OCI") is comprised of various items, which affect equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Accumulated other comprehensive income (loss) consists of the following:

	June 30, 2005	June 30, 2004
Cumulative translation adjustment	$2,407,000	$2,725,000
Unrealized gain (loss) on investments, net of tax	40,000	31,000
Minimum pension liability, net of tax	(80,000)	(100,000)
Unrealized loss on forward contracts	(35,000)	(5,000)
	$2,332,000	$2,651,000

Note 4 — Earnings per Share:

The following represents a reconciliation from basic earnings per share to diluted earnings per share. Options to purchase 865,500, 350,000 and 1,284,000 shares of common stock were outstanding at June 30, 2005, June 30, 2004 and June 30, 2003 but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

	For the Years Ended June 30,		
	2005	2004	2003
	(in thousands, except per share data)		
Determination of shares:			
Average common shares outstanding	14,899	15,001	15,015
Assumed conversion of dilutive stock options and awards	406	285	0
Diluted average common shares outstanding	15,305	15,286	15,015
Continuing operations:			
Basic earnings (loss) per common share	$ 0.34	$ 0.47	$ (0.76)
Diluted earnings (loss) per common share	$ 0.33	$ 0.46	$ (0.76)
Discontinued operations:			
Basic earnings (loss) per common share — operations	$ 0.00	$ 0.00	$ (0.02)
Basic earnings per common share — gain on sale	$ 0.00	$ 0.00	$ 0.04
Total:			
Basic earnings (loss) per common share	$ 0.34	$ 0.47	$ (0.74)
Diluted earnings (loss) per common share	$ 0.33	$ 0.46	$ (0.74)

Note 5 — Restructuring Charges and Related Reserves:

During March 2000, the Company initiated a restructuring plan (the "March 2000 Plan") that included the consolidation of production facilities, and reduction in total employment, primarily in the United States. At June 30, 2005, the March 2000 Plan has been completed.

Activity related to the March 2000 Plan in the fiscal year ended June 30, 2005 was as follows:

	Remaining Reserve June 30, 2004	Reserve Release	Payments Against Reserve	Reserve Recharacterization	Charges Against Reserve	Remaining Reserve June 30, 2005
Facility lease termination costs	$792,000	$(338,000)	$(286,000)	$(108,000)	$(60,000)	$0
Total program	$792,000	$(338,000)	$(286,000)	$(108,000)	$(60,000)	$0

The recharacterization of facility lease termination costs relates to the assumption of the pre-existing lease obligation by the lessor of the Company's new office space. The value of this incentive has been recharacterized as a deferred credit and will be amortized on a straight line basis over the life of the new lease. The reserve release relates to previously accrued expenses which will not be incurred due to the relocation of the Company's corporate offices. Charges against reserve relate to write-off of leasehold improvements associated with the Company's former corporate offices.

Activity related to the March 2000 Plan in the fiscal year ended June 30, 2004 was as follows:

	Remaining Reserve June 30, 2003	Additional Restructuring Charges	Payments Against Reserves	Remaining Reserve June 30, 2004
Severance	$ 55,000	$ 19,000	$ (74,000)	$ 0
Facility lease termination costs	1,396,000	4,000	(608,000)	792,000
Total program	$1,451,000	$ 23,000	$(682,000)	$792,000

In response to weak market conditions, in August 2002, the Company announced additional restructuring activities (the "August 2002 Plan"). At June 30, 2005 the August 2002 Plan has been completed.

Activity related to the August 2002 Plan in the fiscal year ended June 30, 2005 was as follows:

	Remaining Reserve June 30, 2004	Payments Against Reserve	Remaining Reserve June 30, 2005
Severance	$151,000	$(151,000)	$ 0
Facility lease termination costs	158,000	(158,000)	0
Other costs	32,000	(32,000)	0
Total program	$341,000	$(341,000)	$ 0

In August 2003, the Company expanded the August 2002 Plan and announced additional employment reductions. In addition, the Company closed its office in Dunstable, England. The additional costs associated with the expansion of the August 2002 Plan amounted to approximately $645,000, comprised of $488,000 in severance costs, $149,000 in lease termination costs and $8,000 in other costs.

Activity related to the August 2002 Plan in the fiscal year ended June 30, 2004 was as follows:

	Remaining Reserve June 30, 2003	Additional Restructuring Charges	Reserve Reversal	Payments Against Reserve	Remaining Reserve June 30, 2004
Severance	$258,000	$488,000	$ 0	$(595,000)	$151,000
Facility lease termination costs	345,000	149,000	*(220,000)	(116,000)	158,000
Other costs	47,000	8,000	0	(23,000)	32,000
Total program	$650,000	$645,000	$ (220,000)	$(734,000)	$341,000

* the reversal relates to final settlement of facility lease termination costs

Note 6 — Business Segment Information:

Geographic information:	For the Years Ended June 30, 2005	2004	2003
		(in thousands)	
Sales by major country:			
United States	$ 24,562	$ 25,080	$ 27,209
Japan	61,061	56,997	48,011
Germany	50,382	42,944	32,866
Sweden	15,708	14,030	9,265
All other — foreign	21,472	19,059	16,857
Total sales by major country	$173,185	$158,110	$134,208

Long-lived assets by major country:	At June 30, 2005	2004	2003
United States	$ 761	$1,575	$1,795
Japan	297	429	447
Germany	680	1,066	1,224
Sweden	1,769	2,061	2,167
All other — foreign	189	204	226
Total long-lived assets by major country	$3,696	$5,335	$5,859

Long-lived assets primarily includes the net book value of "Property, plant and equipment" and other tangible assets.

Note 7 — Inventories:

Inventories, net of reserve, consist of the following:

	June 30, 2005		
	Domestic	Foreign	Total
Raw materials	$3,997,000	$ 7,456,000	$11,453,000
In process	16,000	4,393,000	4,409,000
Finished goods	1,919,000	4,974,000	6,893,000
	$5,932,000	$16,823,000	$22,755,000

	June 30, 2004		
	Domestic	Foreign	Total
Raw materials	$3,865,000	$ 8,444,000	$12,309,000
In process	13,000	4,117,000	4,130,000
Finished goods	2,666,000	5,893,000	8,559,000
	$6,544,000	$18,454,000	$24,998,000

Foreign inventories decreased by $253,000 (increased by $1,291,000 in 2004) due to currency translation rates.

Note 8 — Loans Payable:

	Rate	Amount
Loans Payable at June 30, 2005:		
Foreign subsidiaries	3.16% (average)	$2,705,000
Loans Payable at June 30, 2004:		
Foreign subsidiaries	3.03% (average)	$2,757,000

The maximum amount of loans payable outstanding during the year ended June 30, 2005 was $2,929,000 ($3,566,000 in 2004). Average interest rates are weighted by month and reflect the monthly amount of short-term borrowing in use and the respective rates of interest thereon. The majority of the loans are uncollateralized, however, certain of these loans are collateralized by the current assets associated with the foreign subsidiaries where the loans are drawn.

Note 9 — Long-Term Debt:

	June 30, 2005		June 30, 2004	
	Current	Long-Term	Current	Long-Term
Revolving Credit Facility due October 1, 2008, interest rate 5.525% plus three-month Eurodollar rate (2.153% at June 30)(a)	$ —	$11,504,000	$ —	$ —
Revolving Credit Facility due August 15, 2005, interest rate 10.00% plus three-month Eurodollar rate(a)	—	—	18,497,000	—
Revolving Credit Facility due August 15, 2005, interest rate 11.50% plus three-month Eurodollar rate(a)	—	—	970,000	—
Term Loan payable by foreign subsidiary due December 8, 2006, interest rate 1.5%(b)	902,000	450,000	919,000	1,379,000
Note payable by foreign subsidiary through 2008, interest rate 5.95%(c)	115,000	259,000	120,000	389,000
Notes payable by foreign subsidiary through February 2007, interest rates ranging from 4.58% to 4.67%	16,000	10,000	17,000	26,000
	$1,033,000	$12,223,000	$20,523,000	$1,794,000

(a) The Company's primary source of external financing is the Credit Agreement and its amendments (the "Credit Agreement") with Maple Bank GmbH ("Maple" or "Lender").

During the fiscal year ended June 30, 2005 the Credit Agreement with Maple was amended to increase the size of the credit facility to $28,000,000 from the $20,000,000 level in place during fiscal year ended June 30, 2004. In addition, the amendment reduced the interest rates for the fiscal year ended June 30, 2005. Borrowings under the credit facility are subject to a borrowing base and bear interest at a rate equal to the three-month Eurodollar rate (as defined in the Credit Agreement) plus: (i) 5.125% for loans denominated in U.S. dollars (10% during fiscal year ended June 30, 2004) and

(ii) 5.525% for loans denominated in Euros (11.5% during fiscal year ended June 30, 2004). The interest rate will be reduced by 0.50% or whole increments thereof for each whole increment of disclosed EBITDA (as defined in the Credit Agreement) that equals or exceeds $1,250,000 for any fiscal quarter commencing with the quarter ending December 31, 2003. In no event, however, during the fiscal year ended June 30, 2005, may the interest rate be less than 7.5% (10.5% for fiscal year ended June 30,2004) for dollar-based borrowings and 7.625% (10.5% for the fiscal year ended June 30, 2004) for Euro based borrowings.

The credit facility is collateralized by substantially all of the accounts and notes receivable of the Company and a portion of the Company's inventory up to a maximum amount of $10,000,000. The Credit Agreement does not require the Company to meet any financial covenants, except for a limitation on annual capital expenditures, for which the Company received a waiver for the fiscal year ended June 30, 2004, however, it contains a material adverse effect clause, which provides that Maple would not be obligated to fund any loan, convert or continue any loan as a LIBOR loan or issue any new letters of credit in the event of a material adverse effect. Management does not anticipate that such an event will occur; however, there can be no assurance that such an event will not occur. In addition, the Credit Agreement granted to the lender an option to acquire a maximum of $5,000,000 of equity securities (as defined in the agreement) should the Company choose to issue any such equity securities.

(b) In December 2003, the Company, through its Japanese subsidiary, obtained a YEN 300,000,000 term loan (approximately $2,298,000), which matures in December 2006 (the "Japanese Term Loan"). The Japanese Term Loan is subject to semi-annual principal payments of YEN 50,000,000 and bears interest at the Tokyo Inter Bank Offered Rate ("TIBOR") plus 0.75%. The Company received a waiver from Maple in connection with this loan, and received the proceeds in December 2003.

(c) Note is collateralized by buildings as outlined in the indenture relating to this note.

The Company maintains relationships with both foreign and domestic banks, which combined have extended credit facilities to the Company totaling $33,359,000, including amounts available under the Maple Revolver. As of June 30, 2005, the Company had $17,311,000 outstanding under these credit facilities including $12,853,000 (including Letters of Credit) under the Maple Revolver and Term Loan.

Maturities of long-term debt in each fiscal year ending after June 30, 2005 are as follows:

Fiscal Year Ending June 30,	
2006	$ 1,033,000
2007	576,000
2008	115,000
2009	11,532,000
2010	—
2011 and thereafter	—
	$13,256,000

Note 10 — Taxes on Income:

Income (loss) before income taxes and the (benefit) provision for income taxes are comprised of:

	For the Years Ended June 30,		
	2005	2004	2003
Income (loss) before income taxes:			
Domestic	$1,383,000	$ 749,000	$(9,079,000)
Foreign	7,336,000	4,564,000	241,000
	$8,719,000	$ 5,313,000	$(8,838,000)
(Benefit) provision for income taxes:			
Currently payable:			
Domestic	$ (55,000)	$ 19,000	$ 1,096,000
Foreign	2,434,000	2,593,000	1,591,000
	2,379,000	2,612,000	2,687,000
Deferred:			
Domestic	—	—	—
Foreign	1,305,000	(4,285,000)	(109,000)
	1,305,000	(4,285,000)	(109,000)
Total income (benefit) tax provision	$3,684,000	$(1,673,000)	$ 2,578,000

Deferred income taxes are provided on temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The principal temporary differences which give rise to deferred tax assets and liabilities at June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004
Deferred tax assets (liabilities):		
Foreign tax credit carryforwards	$ 2,476,000	$ 2,476,000
Foreign net operating loss carryforwards	17,112,000	17,885,000
Domestic net operating loss carryforwards	5,606,000	9,292,000
Capital loss carryforwards	308,000	366,000
Inventories	1,776,000	1,803,000
Pension/deferred compensation	2,401,000	2,158,000
Restructuring	—	421,000
Other, deferred tax assets, individually less than 5%	2,087,000	2,832,000
Other deferred tax liabilities, individually less than 5%	(432,000)	(2,375,000)
Net Deferred Tax Asset	31,334,000	34,858,000
Valuation Allowance	(20,295,000)	(22,234,000)
Total Net Deferred Tax Assets	$ 11,039,000	$ 12,624,000

At June 30, 2005, net operating loss carryforwards of $60,792,000 and $15,573,000, respectively, may be available to reduce future foreign and domestic taxable income. The majority of the Company's foreign net operating loss ("NOL") carry-forwards have an indefinite carry-forward period, while the domestic NOLs begin to expire in June 2022. In addition, as of June 30, 2005, the Company has capital loss carry-forwards available in the amount of $960,000, of which $487,000 is domestic and expires in fiscal 2006. The remainder is available in England and has an indefinite carry-forward period.

The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." The change in the valuation allowance for the period ended June 30, 2005 reflects utilization of net operating losses and other balance sheet changes for deferred tax assets and liabilities, primarily in the U.S., which carry a full valuation allowance. In fiscal year ended June 30, 2004, the valuation allowance decreased primarily due to the reversal of valuation allowance associated with the Company's German subsidiary. The reversal was based on the subsidiary's historical operating performance and expectation that the subsidiary will generate sufficient taxable income in future periods to realize tax benefits associated with its net operating loss carryforwards.

The Company has not had to provide for income taxes on $23,057,000 of cumulative undistributed earnings of subsidiaries outside the United States because of the Company's intention to indefinitely reinvest those earnings.

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based upon the probable outcomes of such matters. In addition, when applicable, the Company adjusts the previously recorded tax expense to reflect examination results.

The reconciliation of the computed "expected" (benefit) provision (determined by applying the United States Federal statutory income tax rate of 34% to (loss) income before income taxes) to the actual tax provision is as follows:

	For the Years Ended June 30,		
	2005	2004	2003
Computed "expected" tax benefit	$ 2,964,000	$ 1,807,000	$(2,906,000)
Permanent differences	3,162,000	2,190,000	(500,000)
State income taxes, net of federal income tax benefit	—	—	(312,000)
Foreign withholding tax	—	332,000	393,000
Foreign income taxed at rates other than the U.S. statutory rate	467,000	100,000	965,000
Change in deferred tax asset valuation allowance, net of changes in other reserves	(2,949,000)	(8,463,000)	4,911,000
Expiration of foreign tax credits and capital loss carryforwards	—	2,395,000	—
Other reconciling items	40,000	(34,000)	27,000
Total income tax provision	$ 3,684,000	$(1,673,000)	$ 2,578,000

Note 11 — Common Stock:

Except with respect to the election or removal of Directors, and certain other matters with respect to which Delaware law requires each class to vote as a separate class, the holders of the Company's Class A Common Stock ("Class A") and Class B Common Stock ("Class B") vote as a single class on all matters, with each share of Class A having one vote per share and each share of Class B having ten votes per share.

With respect to the election of Directors, the holders of Class A, voting as a separate class, are entitled to elect 25% of the total number of Directors (or the nearest higher whole number) constituting the entire Board of Directors. The holders of Class B, voting as a separate class, are entitled to elect the remaining Directors, so long as the number of outstanding shares of Class B is equal to at least 12.5% of the number of outstanding shares of both classes of Common Stock as of the record date of the Company's Annual Meeting. If the number of outstanding shares of Class B is less than 12.5% of the total number of outstanding shares of both classes of Common Stock as of the record date of the Company's Annual Meeting, the remaining directors are elected by the holders of both classes of Common Stock voting together as a single class, with the holders of Class A having one vote per share and the holders of Class B having ten votes per share. As of June 30, 2005, the number of outstanding shares of Class B constituted approximately 13.2% of the total number of outstanding shares of both classes of Common Stock.

Class A has no conversion rights; however, Class B is convertible into Class A on a one-for-one basis. In addition, no dividend in cash or property may be declared or paid on shares of Class B without a dividend being declared or paid on shares of Class A of at least 105% of the dividend declared or paid on shares of Class B.

In November 1999, the Company initiated a stock repurchase program. Under the program, the Company is authorized to utilize up to $5,000,000 to repurchase Class A. As of June 30, 2005, 818,300 shares of Class A and 25,000 shares of Class B had been repurchased for $1,784,000, of which $1,721,000 was used to purchase Class A and $63,000 was used to purchase Class B under this program. There was no activity under this repurchase program during the fiscal year ended June 30, 2005.

Note 12 — Stock Options:

The 1986 Stock Option Plan, as amended and restated (the "1986 Plan"), allowed for the granting, at fair market value on the date of grant, of incentive stock options, non-qualified stock options, and tandem Stock Appreciation Rights ("SARS") for up to a total of 2,220,000 and 590,000 shares of Class A and Class B, respectively. Options to purchase shares of Class B were granted at a price per share of no less than 125% of the fair market value of a share of Class A on the date of grant. All options became exercisable in three equal annual installments commencing on the second anniversary of the date of grant. Unexercised options terminate no later than ten years from the date of grant and canceled shares became available for future grants. The 1986 Plan was terminated on October 14, 1996 provided, however, that outstanding options under the 1986 Plan will continue to be subject to the terms thereof.

The 1990 Directors' Stock Option Plan (the "1990 Plan") provided for the granting, at fair market value on the date of grant, of non-qualified stock options to purchase up to a total of 100,000 shares of Class A and Class B to members of the Company's Board of Directors who are not employees ("Eligible Directors") of the Company or any of its subsidiaries. Grants were made on the third business day subsequent to each Annual Meeting of Stockholders, including the 1990 meeting, to each Eligible Director for 1,000 shares of Class A and Class B in proportion to the number of shares of each such class then outstanding. Options to purchase shares of Class B were granted at a price per share of no less than 125% of the fair market value of a share of Class A on the date of grant. Restrictions under the 1990 Plan were similar to those under the 1986 Plan except with regard to the exercise date, which was twelve months after the date of grant, and termination of options, which is generally nine months after termination of service as a director. The 1990 Plan was terminated on November 12, 1998 in connection with the approval of the 1998 Non-Employee Directors' Stock Option Plan (the "1998 Plan"), provided however, that outstanding options under the 1990 Plan will continue to be subject to the terms thereof.

The 1996 Stock Option Plan (the "1996 Plan") allows for the granting, at fair market value on the date of grant, of incentive stock options, non-qualified stock options, and tandem SARS for up to a total of 875,000 and 125,000 shares of Class A and Class B, respectively. Options to purchase shares of Class B are granted at a price per share of no less than 125% of the fair market value of a share of Class A on the date of grant. Restrictions under the 1996 Plan are similar to those under the 1986 Plan with regard to the exercise and termination of options. Canceled shares become available for future grants.

The 1998 Non-Employee Directors' Stock Option Plan (the "1998 Plan") provides for the issuance of options to purchase up to an aggregate of 250,000 shares of Class A to each Eligible Director. Under the 1998 Plan, each year, each Eligible Director receives a grant of options to purchase 3,000 shares of Class A. The options are granted at the fair market value on the date of grant, and vest one-third per year on each succeeding anniversary of the date of grant. Unexercised options terminate no later than ten years from the date of grant and canceled shares become available for future grants. The 1998 Plan was terminated on November 21, 2002 provided, however, that outstanding options under the 1998 Plan will continue to be subject to the terms thereof.

In August 2002, the Board of Directors approved an amendment to the 1996 Plan to: (a) increase the total number of shares of Class A that may be issued pursuant to Options (as defined in the 1996 Plan) from 875,000 shares to 1,875,000 shares; (b) prohibit the granting of Options to purchase any shares of Class B under the 1996 Plan after the date of the next annual meeting of the Company's stockholders, (c) provide that Eligible Directors shall be eligible to receive Options under the 1996 Plan with terms similar to those they had received under the 1998 Plan and (d) make certain other technical and clarifying amendments. The stockholders approved the amendment to the 1996 Plan on November 21, 2002.

Also in August 2002, the Board of Directors authorized the grant under the 1996 Plan, on the day after the next annual meeting of the Company's stockholders and on the day after each succeeding annual meeting of the Company's stockholders, to each Eligible Director, of an Option to purchase 5,000 shares of Class A of the Company at an exercise price per share equal to 100% of the fair market value of a share of Class A on the date such Option is granted.

	The 1986 Plan					The 1990 Plan				
				Weighted Average Price					Weighted Average Price	
	Class A	Class B	Option Price Range	A	B	Class A	Class B	Option Price Range	A	B
Outstanding at June 30, 2002	560,500	155,000	$3.00-$6.72	$4.32	$6.52	18,761	2,356	$2.56-$6.88	$4.61	$5.72
Granted										
Canceled	(147,500)		$3.00-$5.63	$5.00		(6,237)	(880)	$2.56-$6.88	$4.58	$5.71
Exercised										
Outstanding at June 30, 2003	413,000	155,000	$3.00-$6.72	$4.07	$6.52	12,524	1,476	$2.56-$6.88	$4.59	$5.73
Granted										
Canceled	(210,000)		$3.88-$3.94	$3.88		(1,778)	(222)	$4.88-$6.09	$4.88	$6.09
Exercised										
Outstanding at June 30, 2004	203,000	155,000	$3.00-$6.72	$4.28	$6.52	10,476	1,254	$2.56-$6.88	$4.55	$5.67
Granted										
Canceled	(20,000)	(50,000)	$4.88-$6.09	$4.88	$6.09	(2,691)	(309)	$5.00-$6.25	$5.00	$6.25
Exercised										
Outstanding at June 30, 2005	183,000	105,000	$3.00-$6.72	$4.21	$6.72	8,055	945	$2.56-$6.88	$4.40	$5.48
Exercisable at June 30, 2005	183,000	105,000	$3.00-$6.72	$4.21	$6.72	8,055	945	$2.56-$6.88	$4.40	$5.48
Available for future option grants at June 30, 2005	0	0				0	0			

	The 1996 Plan					The 1998 Plan				
				Weighted Average Price					Weighted Average Price	
	Class A	Class B	Option Price Range	A	B	Class A	Class B	Option Price Range	A	B
Outstanding at June 30, 2002	717,500	0	$1.05-$5.50	$2.09	$0.00	60,000	0	$1.13-$5.50	$2.60	$0.00
Granted	179,500		$0.58-$0.82	$0.79		0				
Canceled	(242,500)		$1.05-$5.50	$1.96		(12,000)		$1.50-$5.50	$2.75	
Exercised	0									
Outstanding at June 30, 2003	654,000	0	$0.58-$5.50	$1.78	$0.00	48,000	0	$1.13-$5.50	$2.56	$0.00
Granted	360,000		$1.90-$1.93	$1.93						
Canceled	(40,000)		$1.05-$1.93	$1.59		(6,000)		$1.50-$5.50	$3.75	
Exercised	(22,499)		$1.05-$3.00	$1.48						
Outstanding at June 30, 2004	951,501	0	$0.58-$5.50	$1.86	$0.00	42,000	0	$1.13-$5.50	$2.39	$0.00
Granted	390,000		$3.25-$3.41	$3.40						
Canceled	(22,833)		$0.58-$3.41	$2.05						
Exercised	(43,001)		$0.58-$1.05	$0.99		(3,000)			$1.13	
Outstanding at June 30, 2005	1,275,667	0	$0.58-$5.50	$2.36	$0.00	39,000	0	$1.13-$5.50	$2.48	$0.00
Exercisable at June 30, 2005	373,499	0	$3.00-$5.50	$2.36	$0.00	39,000	0	$1.50-$5.50	$2.48	$0.00
Available for future option grants at June 30, 2005	533,833	0				0	0			

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price
$0.58 – $3.75	1,334,667	6.3 years	$2.23	439,778	$1.98
$3.88 – $5.63	171,373	1.5 years	$5.44	171,373	$5.44
$5.88 – $6.88	105,627	0.1 years	$6.72	105,627	$6.72

The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), on July 1, 1996, electing the disclosure only provisions of that statement. Accordingly, no charge for compensation has been recorded for stock based employee awards. In accordance with SFAS 123, the fair value method of accounting has not been applied to options granted prior to July 1, 1995. Due to the vesting schedule of options granted under each of the stock option plans, as well as the exclusion of the fair value of options granted prior to July 1, 1995, the fair value of compensation cost calculated to disclose pro forma financial information may not be representative of that to be expected in future years. The fair value method of calculating the value of each option granted subsequent to June 30, 1995 was estimated as of the option grant date using the Black-Scholes option pricing model. The following weighted average assumptions were used to calculate the estimated fair value of the options by the pricing model for the fiscal years ended June 30, 2005, 2004 and 2003: the forfeiture rates and dividend yields were 0% (none) and the expected lives were five years for each of the fiscal years ended June 30, 2005, 2004 and 2003, the weighted average risk free interest rates were 3.47% for 2005, 3.29% for 2004 and 3.26% for 2003, and the average volatility was 101.62% for 2005, 143.30% for 2004 and 66.12% for 2003.

On January 1, 2003, the Company adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 148, "Accounting for Stock-Based Compensation — transition and disclosure" ("SFAS 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. Baldwin continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") in accounting for stock-based compensation. In accordance with APB 25, compensation costs for stock options is recognized in income based on the excess, if any, of the quoted market price over the exercise price of the stock on the date of grant. The exercise price for all stock option grants equals the fair market value on the date of grant, therefore no compensation expense is recorded.

The pro forma net income/loss and income/loss per share information have been determined for employee stock plans under the fair value method using the Black-Scholes option-pricing model at the date of grant. The following table illustrates the effect on net income/loss and income/loss per share if the Company had applied the fair value recognition provisions of SFAS 123 for the years ended June 30, 2005, 2004 and 2003 (in thousands):

	For the Years Ended June 30,		
	2005	2004	2003
Net income (loss) as reported	$5,035,000	$6,986,000	$(11,126,000)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$ (54,000)	$ (103,000)	$ (162,000)
Pro forma net income (loss)	$4,981,000	$6,883,000	$(11,288,000)
Income (loss) per share as reported — basic	$ 0.34	$ 0.47	$ (0.74)
Income (loss) per share as reported — diluted	$ 0.33	$ 0.46	$ (0.74)
Pro forma income (loss) per share — basic	$ 0.33	$ 0.46	$ (0.75)
Proforma income (loss) per share — diluted	$ 0.33	$ 0.45	$ (0.75)

Note 13 — Supplemental Compensation:

In the U.S., the Company maintains the Baldwin Technology Profit Sharing and Savings Plan. The Company matches up to 5% of eligible compensation and the participants' interest in the Company's contribution vest immediately. Participant contributions are made on a weekly basis, while the Company's matching contributions are made on a quarterly basis. Employer contributions charged to income were $131,000, $23,000 and $272,000 respectively for the fiscal years ended June 2005, 2004 and 2003.

The assets of the plan are invested primarily in mutual funds, money market funds, and Class A Common Stock of the Company, which constitutes approximately 4% of the total assets of the Plan at June 30, 2005.

Certain subsidiaries and divisions within Europe maintain pension plans. The assets of the following plans are invested primarily in insurance contracts, government securities, and guaranteed investment contracts. Amounts expensed under these plans were as follows:

	For the Years Ended June 30,		
	2005	2004	2003
Baldwin Germany GmbH	$266,000	$241,000	$174,000
Baldwin IVT AB	151,000	141,000	109,000
Baldwin Jimek AB	64,000	67,000	210,000
Baldwin UK Ltd.	61,000	61,000	68,000
Baldwin Globaltec Ltd.	9,000	7,000	6,000
Total expense	$551,000	$517,000	$567,000

The amount of expense relating to the European pension plans is determined based upon, among other things, the age, salary and years of service of employees covered by the plans. The Company's German, English and Swedish subsidiaries make annual contributions to the plans equal to the amounts accrued for pension expense.

In Germany, there is currently one pension plan covering three former employees, and the Company's Japanese subsidiary maintains a retirement plan covering all employees. These defined benefit plans provide for benefits, at maturity age, in lump sum payments on retirement or death or as a disability pension in case of disability, and is partially funded by insurance contracts.

The following tables set forth the components of net periodic benefit costs, the funded status and key actuarial assumptions, and reconciliations of projected benefit obligations and fair values of plan assets of the defined benefit plans:

	For the Years Ended June 30,		
	2005	2004	2003
Service Cost — benefits earned during the year	$261,000	$265,000	$216,000
Interest on projected benefit obligation	63,000	58,000	61,000
Annual return on plan assets	(1,000)	(2,000)	(6,000)
Amortization of transition obligation	14,000	12,000	11,000
Amortization of net actuarial (gain)	(10,000)	(32,000)	(59,000)
Net periodic pension expense	$327,000	$301,000	$223,000

	For the Years Ended June 30,		
	2005	2004	2003
Funded status (plan assets less than plan obligations)	$ (1,380,000)	$ (1,658,000)	$ (1,477,000)
Unrecognized net loss (gain) from past experience different from changes in assumptions	116,000	109,000	2,000
Unrecognized transition obligation	9,000	21,000	35,000
Additional minimum pension liability	(123,000)	(100,000)	—
Accrued benefit cost in other accounts payable and accrued liabilities	$ (1,378,000)	$ (1,628,000)	$ (1,440,000)
Weighted average actuarial assumptions:			
Discount rate	1.75% – 7.50%	1.75% – 7.50%	1.75% – 7.50%
Rate of increase in compensation levels	0.00% – 3.00%	0.00% – 3.00%	0.00% – 3.00%
Expected rate of return on plan assets	1.00% – 7.00%	1.00% – 7.00%	1.00% – 7.00%

	For the Years Ended June 30,		
	2005	2004	2003
Projected benefit obligation — Beginning of year	$2,447,000	$2,195,000	$1,998,000
Service Cost — benefits earned during the year	250,000	270,000	227,000
Interest on projected benefit obligation	62,000	58,000	63,000
Actuarial (gain) loss	2,000	(12,000)	116,000
Benefits paid	(273,000)	(272,000)	(251,000)
Foreign currency rate changes	(34,000)	208,000	42,000
Projected benefit obligation — End of year	$2,454,000	$2,447,000	$2,195,000

	For the Years Ended June 30,		
	2005	2004	2003
Fair value of plan assets — Beginning of year	$ 789,000	$718,000	$716,000
Actual return on plan assets	(1,000)	(1,000)	4,000
Contributions to the Plan	360,000	275,000	242,000
Benefits paid	(60,000)	(273,000)	(251,000)
Foreign currency rate changes	(14,000)	70,000	7,000
Fair value of plan assets — End of year	$1,074,000	$789,000	$718,000

For funded plans with Accumulated Benefit Obligation ("ABO") in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company's net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets, on the Company's balance sheet. When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholders' equity. Therefore, the recording of this additional minimum pension liability has no impact on the Company's income from operations. At June 30, 2005, the Company's Japanese subsidiary, with an ABO of approximately $2,305,000, required an additional minimal liability recognition of $123,000.

Undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

2006	$ 124,000
2007	$ 151,000
2008	$ 338,000
2009	$ 557,000
2010	$ 199,000
aggregate for 2011 through 2014	$1,109,000

The amount expected to be contributed by the Company to its defined benefit pension plans during 2005 is $450,000.

The Company also has a non-qualified Supplemental Executive Retirement Plan (SERP). The SERP, which is unfunded, provides pension benefits to eligible executives, based on average earnings, years of service and age at retirement. The total cost of this plan for the years ended June 30, 2005, 2004 and 2003 was $482,000, $307,000 and $454,000, respectively. At June 30, 2005 and 2004 the benefit obligation in other accounts payable and accrued liabilities was $2,934,000 and $2,547,000, respectively.

Note 14 – Commitments and Contingencies:

Future minimum annual lease payments under capital leases are as follows at June 30, 2005:

Fiscal Years Ending June 30,	Amount
2006	$ 95,000
2007	43,000
2008	25,000
2009	16,000
2010	—
2011 and thereafter	—
Total minimum lease payments	179,000
Amount representing interest	(14,000)
Present value of minimum lease payments	$165,000

At June 30, 2005, $78,000 ($153,000 at June 30, 2004) was included in "Other long-term liabilities" representing the long-term portion of the present value of minimum lease payments, and $87,000, ($103,000 at June 30, 2004) was included in "Other accounts payable and accrued liabilities" representing the current portion of the present value of minimum lease payments.

During the fiscal year ended June 30, 2003, the Company entered into an agreement with a strategic advisor to provide consultation services to the Company as it explored various financing and strategic alternatives. The agreement, which provided for a monthly fee to the advisor and a success fee or termination fee, was terminated during fiscal 2004. For the fiscal year ended June 30, 2004 and 2003, the Company expensed, in "Other expense (income), net", approximately $570,000 and $500,000, respectively, associated with these services.

During the fiscal year ended June 30, 2003, the Company entered into an agreement with a second strategic advisor to provide consultation services. The agreement was terminated in June 2003, and the unpaid portion of the contingent transaction fee was converted into a promissory note payable in the amount of $412,500, which bore interest at a rate of 20% per annum. The promissory note was paid in full during 2004. For the fiscal year ended June 30, 2003, the Company expensed, in "Other expense (income), net", approximately $564,000 (including the principal amount related to the promissory note) associated with these services.

Rental expense on operating leases amounted to approximately $4,524,000, $4,675,000 and $4,201,000 for the years ended June 30, 2005, 2004 and 2003, respectively. Aggregate future annual rentals under noncancellable operating leases for periods of more than one year at June 30, 2005 are as follows:

Fiscal Years Ending June 30,	Amount
2006	$3,828,000
2007	$2,531,000
2008	$1,589,000
2009	$1,226,000
2010	$ 420,000
2011	$ —

From time to time, in the ordinary course of business, the Company is subject to legal proceedings. While it is impossible to determine the ultimate outcome of such matters, it is management's opinion that the resolution of any pending issues will not have a material adverse effect on the consolidated financial position, cash flows or results of operations of the Company.

Note 15 – Related Parties:

In accordance with the terms of the employment agreement between the Company and Gerald A. Nathe, Chairman, then President and Chief Executive Officer of the Company, the Company loaned Mr. Nathe $1,817,000 to enable Mr. Nathe to purchase 315,144 shares of Class B from a non-employee shareholder in November 1993 in exchange for an interest-bearing recourse demand promissory note for said amount. The note was collateralized by the shares pursuant to a loan and pledge agreement between Mr. Nathe and the Company dated November 30, 1993, as amended and restated on November 25, 1997.

In February, 2002, the Company amended Mr. Nathe's employment agreement and the loan and pledge agreement, and, following repayment by Mr. Nathe of a portion of the principal on the loan, Mr. Nathe issued a substitute recourse demand promissory note for $1,500,000, the outstanding principal balance on the date thereof, with interest payable annually at an annual rate of 5%. In August, 2002, the Company amended Mr. Nathe's employment agreement, the loan and pledge agreement, and the promissory note, to evidence reduction of the outstanding principal and interest due from Mr. Nathe on the loan by $750,000 in exchange for an equal reduction in deferred compensation payments to be made by the Company to Mr. Nathe. The reduction represented the then present value of a portion of Mr. Nathe's deferred compensation benefit that had accrued to Mr. Nathe. Mr. Nathe was responsible for his personal taxes on this exchange. At June 30, 2005, the balance of the loan, including interest was $788,000.

The maximum amount of the loan outstanding including interest during the fiscal years ended June 30, 2005 and 2004 was $876,000 and $873,000, respectively.

On February 10, 1997, Wendell M. Smith resigned as Chairman of the Company. The Company has made deferred compensation payments to Mr. Smith in the amount of $103,000 for each of the fiscal years ended June 30, 2005, 2004 and 2003. In addition, the Company entered into a consulting agreement with Polestar Limited ("Polestar"), a corporation controlled by Mr. Smith, which provides for payments to Polestar of $90,000 per year for consulting services through 2014.

Samuel B. Fortenbaugh III, a Director of the Company since 1987, rendered legal services to the Company since September 2002. During the fiscal year ended June 30, 2005, the Company paid

$54,000 ($111,000 for the year ended June 30, 2004) to Mr. Fortenbaugh for legal services rendered. Prior to September 2002, Mr. Fortenbaugh was a partner of the law firm of Morgan Lewis & Bockius LLP, which firm has rendered legal services to the Company since 1980.

Note 16 — Goodwill and Other Intangible Assets:

As discussed in Note 2, the Company adopted SFAS 142 effective July 1, 2001 and as a result ceased amortization of goodwill.

The changes in the carrying amount of goodwill for each of the fiscal years ended June 30, 2005 and 2004 are as follows:

Activity in the fiscal year ended June 30, 2005 was as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Balance as of June 30, 2004	$14,620,000	$3,516,000	$11,104,000
Effects of currency translation	(242,000)	(60,000)	(182,000)
Balance as of June 30, 2005	$14,378,000	$3,456,000	$10,922,000

Activity in the fiscal year ended June 30, 2004 was as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Balance as of June 30, 2003	$13,454,000	$3,227,000	$10,227,000
Effects of currency translation	1,166,000	289,000	877,000
Balance as of June 30, 2004	$14,620,000	$3,516,000	$11,104,000

Intangible assets subject to amortization at June 30, 2005 are comprised of the following:

	As of June 30, 2005		As of June 30, 2004	
Amortized Intangible Assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and Trademarks	$7,120,000	$4,559,000	$6,483,000	$4,224,000
Other	937,000	746,000	923,000	668,000
Total	$8,057,000	$5,305,000	$7,406,000	$4,892,000

The weighted average life for intangible assets at June 30, 2005 was 13.8 years and amortization expense for the fiscal year ended June 30, 2005 was $460,000, $532,000 for fiscal year ended June 30, 2004 and $618,000 for fiscal year ended June 30, 2003.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal Years Ending June 30,	Amount
2006	$410,000
2007	$343,000
2008	$287,000
2009	$255,000
2010	$239,000

Note 17 — Legal Proceedings and Settlements:

On November 14, 2002, the Dusseldorf Higher Regional Court ("DHRC") announced its judgment in favor of Baldwin in a patent infringement dispute against its competitor, technotrans AG ("Technotrans"). Technotrans filed an appeal of the DHRC ruling with the German Supreme Court in Karlsruhe. Technotrans also filed to revoke the Company's patent with the Federal Patent Court in Munich, Germany. On July 21, 2004, the German Federal Patent Court upheld the validity of the Company's patent. Technotrans has also appealed that judgment to the German Supreme Court in Karlsruhe. That court has not yet reached a decision on either of those appeals. No amounts have been recorded in the consolidated financial statements with regard to the potential contingent gain from the DHRC judgment. On May 18, 2005, Baldwin Germany GmbH of Augsburg, Germany, a subsidiary of Baldwin Technology Company, Inc. filed suit in the Regional Court of Dusseldorf, Germany against Technotrans, claiming damages of 32,672,592 Euro (approximately $41,000,000) as a result of the patent infringement.

On September 3, 2003, Gus A. Paloian, as the Chapter 7 Trustee of the Bankruptcy Estate of GGSI Liquidation, Inc., (formerly Goss Graphics Systems, Inc.) filed a complaint in Federal Bankruptcy Court against Enkel Corporation, a subsidiary of the Company which prior to the sale of substantially all of its assets in September 2001, had operations in Illinois. The complaint seeks to avoid and recover transfers made to or for the benefit of, and to disallow claims, if any, filed by Enkel Corporation, claiming the return of an aggregate amount of $929,421.75 as "Transfers" made during a "Preference Period" on or within ninety (90) days before GGSI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on September 10, 2001. The Company believes the claims made by the Trustee are without merit. In June 2004, the Company and its counsel met with the Trustee and its counsel in an unsuccessful attempt to resolve the matter. In August 2005, the Company filed an Answer to the complaint asserting several defenses in support of its position.

Note 18 — Warranty Costs:

The Company's standard contractual warranty provisions are to repair or replace, at the Company's option, product that is proven to be defective. The Company estimates its warranty costs as a percentage of revenues on a product by product basis, based on actual historical experience within the Company. Hence, the Company accrues estimated warranty costs, reported in "other accounts payable and accrued liabilities", at the time of sale. In addition, should the Company become aware of a specific potential warranty claim, a specific charge is recorded and accounted for separate from the percent of revenue discussed above.

	Warranty Amount
Warranty reserve at June 30, 2003	$ 1,665,000
Additional warranty expense accruals	4,749,000
Payments against reserve	(3,822,000)
Effects of currency rate fluctuations	122,000
Warranty reserve at June 30, 2004	$ 2,714,000
Additional warranty expense accruals	4,711,000
Payments against reserve	(4,514,000)
Effects of currency rate fluctuations	(71,000)
Warranty reserve at June 30, 2005	$ 2,840,000

Note 19 — Subsequent Events:

Effective July 1, 2005, the Company entered into a Second Amendment to Credit Agreement among Baldwin Europe Consolidated B.V., as borrower, Baldwin Technology Company, Inc., as Parent, Guarantor and Borrower Representative, Baldwin Americas Corporation, Baldwin Europe Consolidated Inc., Baldwin Asia Pacific Corporation, Baldwin Graphic Systems, Inc., Baldwin Germany GmbH, Baldwin U.K. Holding Limited, Baldwin (U.K.) Ltd., Acrotec UK Ltd., Baldwin Globaltec Ltd., Baldwin Sweden Holding AB, Baldwin IVT AB, Baldwin Jimek AB, Japan-Baldwin Ltd., as Guarantors, and Maple Bank GmbH, as Lender. Terms and conditions of the Second Amendment reduced the interest rate by approximately 175 basis points and lowered annual commitment fees.

BALDWIN TECHNOLOGY COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 — Quarterly Financial Data (unaudited):

Summarized quarterly financial data for the fiscal years ended June 30, 2005 and 2004 are as follows (in thousands, except per share data):

Fiscal Year Ended June 30, 2005	Quarter			
	First	Second	Third	Fourth
Net sales	$39,997	$41,232	$43,673	$48,283
Cost of goods sold	27,906	28,525	29,232	30,285
Gross Profit(4)	12,091	12,707	14,441	17,998
Operating expenses	10,691	11,446	12,345	13,727
Restructuring charges(3)	—	—	(338)	—
Interest expense, net(1)	929	541	436	401
Other (income) expense, net(2)	(767)	(626)	(375)	108
Income from operations before income taxes	1,238	1,346	2,373	3,762
Provision for income taxes	519	558	864	1,743
Net income	$ 719	$ 788	$ 1,509	$ 2,019
Net income per share:				
Net income per share — basic	$ 0.05	$ 0.05	$ 0.10	$ 0.14
Net income per share — diluted	$ 0.05	$ 0.05	$ 0.10	$ 0.13
Weighted average shares outstanding:				
Basic	14,873	14,901	14,911	14,911
Diluted	15,351	15,319	15,274	15,278

(1) Interest expense reflects the amended credit facility with Maple (September 2004) and lower overall debt levels.

(2) Other (income) expenses reflects reduced royalty income from patents which expired in February 2005.

(3) Reversal of restructuring charges relates to previously accrued expenses, which will not be incurred due to relocation of the Company's corporate offices during the third quarter.

(4) Fourth quarter gross margin was favorably impacted 1% due to customer cost reimbursement for an order which was substantially modified.

Fiscal Year Ended June 30, 2004	Quarter			
	First(5)	Second(6)	Third(7)	Fourth(8)
Net sales	$34,511	$39,443	$42,770	$41,386
Cost of goods sold	23,742	26,646	29,389	28,297
Gross Profit	10,769	12,797	13,381	13,089
Operating expenses	9,557	11,290	11,219	1,286
Restructuring charges	382	43	—	—
Interest expense, net	937	1,418	1,383	1,247
Other (income), net	(1,269)	(1,968)	(603)	(199)
Income from continuing operations before income taxes	1,162	2,014	1,382	755
Provision (benefit) for income taxes	483	790	677	(3,623)

Fiscal Year Ended June 30, 2004	Quarter			
	First(5)	Second(6)	Third(7)	Fourth(8)
Income from continuing operations	679	1,224	705	4,378
Net income	$ 679	$ 1,224	$ 705	$ 4,378
Net income per share:				
Net income per share — basic	$ 0.05	$ 0.08	$ 0.05	$ 0.29
Net income per share — diluted	$ 0.05	$ 0.08	$ 0.05	$ 0.28
Weighted average shares outstanding:				
Basic	15,015	15,015	15,015	14,961
Diluted	15,035	15,245	15,429	15,457

(5) The first quarter of fiscal year 2004 Other (income), net includes a net foreign currency transaction gain of $518,000 associated with the Maple GmbH loan.

(6) The second quarter of fiscal year 2004 Other (income), net includes net foreign currency transaction gains of $1,092,000 associated with the currency fluctuations associated with the Maple GmbH loan.

(7) The third quarter of fiscal year 2004 Other expense, net includes $542,000 of expenses associated with the termination of the proposed sale of the Company.

(8) The tax benefit recorded in the fourth quarter of fiscal year 2004 reflects the reversal of a valuation allowance associated with the Company's German subsidiary.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no Form 8-K filed within 24 months prior to the date of the most recent financial statements reporting a change of accountants and/or reporting a disagreement on any matter of accounting principle or financial statement disclosure.

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of these disclosure controls and procedures as of the end of our fiscal year June 30, 2005, the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective. No changes were made to the Company's internal control over financial reporting during the year ended June 30, 2005, that have materially affected, or are reasonably likely to materially effect, the Company's internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act") will require the Company to include an internal control report from management in its annual report for the fiscal year ending June 30, 2008 (assumes the Company maintains non-accelerated filer status) and in subsequent annual reports thereafter. The internal control report must include the following: (1) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company's internal control over financial reporting, (3) management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2007 (assumes continuation of current non-accelerated filer status), including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that the Company's independent registered public accounting firm has issued an attestation report on management's assessment of internal control over financial reporting.

Management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting and seeks to continually improve those controls. In addition, in order to achieve compliance with Section 404 of the Act within the required timeframe, the Company has initiated a process to document and evaluate its internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Items 10, 11, 12 and 13

Information required under these items is contained in the Company's 2005 Proxy Statement, which will be filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year end; accordingly, this information is therefore incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information concerning fees billed by PricewaterhouseCoopers LLP, Baldwin's independent registered public accounting firm, during the fiscal years ended June 30, 2005 and 2004 is incorporated herein by reference to Baldwin's Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial statements required by Item 15 are listed in the index included in Item 8 of Part II. (a)(2) The following is a list of financial statement schedules filed as part of this Report:

	Page
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule	61
Schedule II — Valuation and Qualifying Accounts	62

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(a)(3) The following is a list of all exhibits filed as part of this Report:

INDEX TO EXHIBITS

3.1	Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 4, 1986. Filed as Exhibit 3.1 to the Company's registration statement (No. 33-10028) on Form S-1 and incorporated herein by reference.
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 21, 1988. Filed as Exhibit 3.2 to the Company's Registration Statement (No. 33-26121) on Form S-1 and incorporated herein by reference.
3.3	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 20, 1990. Filed as Exhibit 3.3 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.
3.4	By-Laws of the Company. Filed as Exhibit 3.2 to the Company's Registration Statement (No. 33-10028) on Form S-1 and incorporated herein by reference.
10.1*	Baldwin Technology Company, Inc. Amended and Restated 1986 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Registration Statement (No. 33-31163) on Form S-1 and incorporated herein by reference.
10.2*	Amendment to the Baldwin Technology Company, Inc. amended and Restated 1986 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.
10.3*	Baldwin Technology Company, Inc. 1990 Directors' Stock Option Plan. Filed as Exhibit 10.3 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.

10.4* Baldwin Technology Company, Inc. 1996 Stock Option Plan. Filed as Exhibit A to the Baldwin Technology Company, Inc. 1996 Proxy Statement and incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1996 and incorporated herein by reference.

10.7 Agreement effective as of July 1, 1990 between Baldwin Technology Corporation, Baldwin Graphic Systems, Inc. and Harold W. Gegenheimer, as guaranteed by Baldwin Technology Company, Inc. Filed as Exhibit 10.6 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.

10.8 Amendment to Agreement between Harold W. Gegenheimer, Baldwin Technology Corporation, Baldwin Graphic Systems, Inc, and Baldwin Technology Company, Inc. effective as of November 22, 2004 (filed herewith).

10.11 Baldwin Technology Company, Inc. Dividend Reinvestment Plan. Filed as Exhibit 10.49 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.

10.27* Baldwin Technology Company, Inc. 1998 Non-Employee Directors' Stock Option Plan. Filed as Exhibit A to the Baldwin Technology Company, Inc. 1998 Proxy Statement and incorporated herein by reference.

10.41* Employment Agreement dated and effective as of March 19, 2001 between Baldwin Technology Company, Inc. and Gerald A. Nathe. Filed as Exhibit 10.41 to the Company's report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

10.44* Employment Agreement dated June 8, 2001 and effective as of June 18, 2001 between Baldwin Technology Company, Inc. and Vijay C. Tharani. Filed as Exhibit 10.44 to the Company's Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference.

10.49* Employment Agreement dated September 19, 2001 and effective as of November 1, 2001 between Baldwin Technology Company, Inc. and Karl S. Puehringer. Filed as Exhibit 10.49 to the Company's Report on Form 10-Q for the quarter ended December 31, 2001 and incorporated herein by reference.

10.50* Amendment to Employment Agreement dated February 26, 2002 and effective November 14, 2001 between Baldwin Technology Company, Inc. and Gerald A. Nathe. Filed as Exhibit 10.50 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.

10.53* Baldwin Technology Profit Sharing and Savings Plan as amended. Filed as Exhibit 10.53 to the Company's Report on Form 10-K for the year ended June 30, 2003.

10.54* Baldwin Technology Management Incentive Compensation Plan. Filed as Exhibit 10.54 to the Company's Report on Form 10-K for the year ended June 30, 2002.

10.59* Amendment to Employment Agreement dated and effective May 12, 2003 between Baldwin Technology Company, Inc. and Karl S. Puehringer. Filed as Exhibit 10.60 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003.

10.60* Employment Agreement dated February 14, 2003 and effective January 1, 2003 between Baldwin Technology Company, Inc. and Shaun J. Kilfoyle. Filed as Exhibit 10.61 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003.

10.61* Amendment to Employment Agreement dated and effective August 13, 2002 between Baldwin Technology Company, Inc. and Gerald A. Nathe. Filed as Exhibit 10.61 to the Company's Report on Form 10-K for the year ended June 30, 2004.

10.62* Amendment to Employment Agreement dated July 11, 2003 and effective July 1, 2003 between Baldwin Technology Company, Inc. and Gerald A. Nathe. Filed as Exhibit 10.62 to the Company's Report on Form 10-K for the year ended June 30, 2004.

10.63 Credit Agreement among Baldwin Europe Consolidated, B.V., as Borrower, and Baldwin Technology Company, Inc., as Parent, Guarantor and Borrower Representative, and Baldwin Americas Corporation, Baldwin Europe Consolidated Inc., Baldwin Asia Pacific Corporation, Baldwin Graphic Systems, Inc., Baldwin Germany GmbH, Baldwin U.K. Holding Limited, Baldwin (U.K) Ltd., Acrotec UK Ltd., Baldwin Globaltec Ltd., Baldwin Sweden Holding AB, Baldwin IVT AB, Baldwin Jimek AB, Japan-Baldwin Ltd., as Guarantors, and Maple Bank GmbH, as Lender, dated as of July 25, 2003. Filed as Exhibit 10.64 to the Company's Current Report on Form 8-K dated August 18, 2003.

10.64* Amendment to Employment Agreement dated and effective November 11, 2003 between Baldwin Technology Company, Inc. and Vijay C. Tharani. Filed as Exhibit 10.64 to the Company's Report on Form 10-Q for the quarter ended September 30, 2003.

10.66 Strategic Advisory Services Agreement dated October 19, 2003 and effective January 1, 2004 between Baldwin Technology Company, Inc. and Akira Hara. Filed as Exhibit 10.66 to the Company's Report on Form 10-Q for the quarter ended December 31, 2003.

10.67* Amendment to the Employment Agreement dated and effective February 10, 2004 between Karl Puehringer and the Company. Filed as Exhibit 10.67 to the Company's Report on Form 10-Q for the quarter ended March 31, 2004.

10.68* Employment Agreement dated and effective September 1, 2004 between Baldwin Technology Company, Inc. and Shaun J. Kilfoyle filed as Exhibit 10.68 to the Company's Report on Form 10-K for the year ended June 30, 2004.

10.69 First Amendment to Credit Agreement among Baldwin Europe Consolidated B.V., as Borrower, Baldwin Technology Company, Inc., as Parent, Guarantor and Borrower Representative, Baldwin Americas Corporation, Baldwin Europe Consolidated Inc., Baldwin Asia Pacific Corporation, Baldwin Graphic Systems, Inc., Baldwin Germany GmbH, Baldwin U.K. Holding Limited, Baldwin (U.K.) Ltd., Acrotec UK Ltd., Baldwin Globaltec Ltd., Baldwin Sweden Holding AB, Baldwin IVT AB, Baldwin Jimek AB, Japan-Baldwin Ltd., as Guarantors, and Maple Bank GmbH, as Lender, dated as of September 9, 2004. Filed as Exhibit 10.69 to the Company's Current Report on Form 8-K dated September 20, 2004.

10.70* Employment Agreement between Baldwin Technology Company, Inc. and Karl S. Puehringer, dated as of August 17, 2005, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2005.

10.71* Amendment to Employment Agreement between Baldwin Technology Company, Inc. and Gerald A. Nathe, dated August 17, 2005, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2005.

10.72 Second Amendment and Waiver to Credit Agreement among Baldwin Europe Consolidated B.V., as Borrower, Baldwin Technology Company, Inc., as Parent, Guarantor and Borrower Representative, Baldwin Americas Corporation, Baldwin Europe Consolidated Inc., Baldwin Asia Pacific Corporation, Baldwin Graphic Systems, Inc., Baldwin Germany GmbH, Baldwin U.K. Holding Limited, Baldwin (U.K.) Ltd., Acrotec UK Ltd., Baldwin Globaltec Ltd., Baldwin Sweden Holding AB, Baldwin IVT AB, Baldwin Jimek AB, Japan-Baldwin Ltd., as Guarantors, and Maple Bank GmbH, as Lender, dated as of July 1, 2005, filed as Exhibit 10.72 to the Company's Current Report on Form 8-K dated September 9, 2005.

21. List of Subsidiaries of Registrant (filed herewith).

23. Consent of PricewaterhouseCoopers LLP (filed herewith).

28. Post-effective Amendment to the Company's previously filed Form S-8's, Nos. 33-20611 and 33-30455. Filed as Exhibit 28 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.

31.01 Certification of the Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of the Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.01 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (filed herewith).

32.02 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (filed herewith).

99. Company statement regarding the Private Securities Litigation Reform Act of 1995, "Safe Harbor for Forward-Looking Statements" (filed herewith).

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALDWIN TECHNOLOGY COMPANY, INC.
(Registrant)

By: /s/ GERALD A. NATHE
Gerald A. Nathe
(Chairman of the Board)

Dated: September 28, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GERALD A. NATHE **Gerald A. Nathe**	Chairman of the Board and Chief Executive Officer	September 28, 2005
/s/ KARL S. PUEHRINGER **Karl S. Puehringer**	President and Chief Operating Officer	September 28, 2005
/s/ VIJAY C. THARANI **Vijay C. Tharani**	Vice President, Chief Financial Officer and Treasurer	September 28, 2005
/s/ LEON RICHARDS **Leon Richards**	Controller and Chief Accounting Officer	September 28, 2005
/s/ ROLF BERGSTROM **Rolf Bergstrom**	Director	September 28, 2005
/s/ AKIRA HARA **Akira Hara**	Director	September 28, 2005
/s/ JUDITH A. MULHOLLAND **Judith A. Mulholland**	Director	September 28, 2005
/s/ SAMUEL B. FORTENBAUGH III **Samuel B. Fortenbaugh III**	Director	September 28, 2005
/s/ MARK T. BECKER **Mark T. Becker**	Director	September 28, 2005
/s/ RALPH R. WHITNEY, JR. **Ralph R. Whitney, Jr.**	Director	September 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of
BALDWIN TECHNOLOGY COMPANY, INC.

Our audits of the consolidated financial statements of Baldwin Technology Company, Inc. referred to in our report dated September 28, 2005 appearing in the 2005 Annual Report to Shareholders of Baldwin Technology Company, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedules listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Stamford, Connecticut
September 28, 2005

SCHEDULE II

BALDWIN TECHNOLOGY COMPANY, INC

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction	Balance at End of Period
Year ended June 30, 2005				
Allowance for doubtful accounts (deducted from accounts receivable)	$2,155	$ 99	$ 292	$1,962
Allowance for obsolete inventories (deducted from inventories)	$3,450	$506	$ 78	$3,878
Year ended June 30, 2004				
Allowance for doubtful accounts (deducted from accounts receivable)	$2,286	$109	$ 240	$2,155
Allowance for obsolete inventories (deducted from inventories)	$4,069	$631	$1,250(3)	$3,450
Year ended June 30, 2003				
Allowance for doubtful accounts (deducted from accounts receivable)	$1,994	$674	$ 382(1)	$2,286
Allowance for obsolete inventories (deducted from inventories)	$3,290	$779(2)	—	$4,069

(1) The decrease in the allowance for doubtful accounts for the fiscal year ended June 30, 2003 resulted from write-offs of $632,000, (including $137,000 from the purchaser of the Print On Demand business and accounts receivable of $239,000 from Goss Graphic Systems, Inc.) partially offset by currency fluctuations of $250,000.

(2) The increase in the allowance for obsolete inventories for the fiscal year ended June 30, 2003 resulted primarily from additional charges of $475,000 and currency fluctuations of $304,000.

(3) The reduction in allowance for obsolete inventory for the fiscal year ended June 30, 2004 reflects a disposition of previously reserved inventory related to Baldwin Enkel of $1,235,000.

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Officers

Gerald A. Nathe
Chairman of the Board and Chief Executive Officer

Karl S. Puehringer
President and Chief Operating Officer

Vijay C. Tharani
Vice President, Chief Financial Officer and Treasurer

Shaun J. Kilfoyle
Vice President

Takayuki Miyaoku
Vice President

Leon Richards
Controller

Helen Oster
Secretary

Directors

Mark T. Becker *(1)*

Rolf Bergstrom *(2)*

Samuel B. Fortenbaugh III *(3)*

Akira Hara *(2)*

Judith A. Mulholland *(1)(2)*

Gerald A. Nathe *(3)*

Ralph R. Whitney, Jr. *(1)(3)*

(1) Audit Committee

(2) Compensation Committee

(3) Executive Committee

Cautionary Statement

Forward-looking statements made in this 2005 Report to Shareholders are subject to the Company's "Cautionary Statement under Federal Securities Laws" contained in the accompanying 2005 Report on Form 10-K.

Auditors

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901 USA

Investor Relations

Baldwin Technology Company, Inc.
2 Trap Falls Road
Suite 402
Shelton, CT 06484
Tel: 203.402.1000
Fax: 203.402.5500
www.baldwintech.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Tel: 800.368.5948
Fax: 908.497.2310


BALDWIN

Baldwin Technology Company, Inc.

2 Trap Falls Road, Suite 402

Shelton, CT 06484

Tel: 203 402-1000

Fax: 203 402-5500

www.baldwintech.com